UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                          For the month of April, 2004

                     ART Advanced Research Technologies Inc.
                 (Translation of registrant's name into English)

       2300 Alfred-Nobel Boulevard, Saint Laurent (Quebec) H4S 2A4 Canada
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

            Form 20-F |X|       Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

            Yes |_|             No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

            Yes |_|             No |X|

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes |_|             No |X|

      This form 6-K consists of copies of the following documents issued by ART Advanced Technologies Inc., a Canadian corporation (the "Company"), as filed with the Canadian Securities Authorities:

      1.    Annual Proxy Circular

      2.    Annual Proxy Form

      3.    2003 Annual Report

[Form 6-K Signature Page]

            Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ART ADVANCED RESEARCH TECHNOLOGIES INC.
                                  (Registrant)

                                  By: s/s Sebastien Gignac
                                      --------------------
                                      Name:  Sebastien Gignac
                                      Title: Vice President, Corporate Affairs,
                                             Secretary and General Counsel

Dated: May 14, 2004

                                   [ART LOGO]

                     ART ADVANCED RESEARCH TECHNOLOGIES INC.

             Notice of Meeting to the Annual Meeting of Shareholders
                          and Management Proxy Circular

                                  April 9, 2004

                                   [ART LOGO]

                     ART ADVANCED RESEARCH TECHNOLOGIES INC.

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

      NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Meeting") of ART Advanced Research Technologies Inc. (the "Corporation" or "ART") will be held at the Omni Mount-Royal Hotel, 1050 Sherbrooke Street West, Room "Saisons A", Montreal, Quebec, Canada, on May 13, 2004 at 10:00 a.m., local time, for the following purposes:

1. to receive the report of management and the consolidated financial statements of the Corporation for the financial year ended December 31, 2003, together with the auditors' report thereon;

2. to elect directors, each to hold office until the next annual meeting of shareholders of the Corporation;

3. to re-appoint Raymond Chabot Grant Thornton, General Partnership, as independent auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

4. to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

      Reference should be made to the accompanying Management Proxy Circular dated April 9, 2004 for details of the above matters.

      Dated at Saint-Laurent, Quebec, on the 9th day of April, 2004.

                                         By Order of the Board of Directors,

                                         /s/ Sebastien Gignac

                                         Sebastien Gignac
                                         Secretary of the Corporation

NOTE:

The Management and Board of ART encourage you to participate by ensuring that your shares are represented and that your wishes are made known at the Meeting. If you cannot be present to vote in person, please exercise your right to vote by signing and returning the enclosed form of proxy to the National Bank Trust, Share Ownership Management, 1100 University Street, 9th Floor, Montreal, Quebec, Canada, H3B 2G7, Facsimile: (514) 871-3673, so as to be received no later than 48 hours prior to the time of the Meeting or any reconvening of the Meeting in case of adjournment, excluding Saturdays, Sundays and holidays, or to the Chairman of the Meeting on the day of the Meeting or any reconvening of the Meeting in the case of adjournment.

Tout actionnaire desirant recevoir cet avis de convocation et cette circulaire de sollicitation de procurations par la direction en francais devrait en aviser le Secretaire de la Societe.

                     ART Advanced Research Technologies Inc.
                             2300 Alfred-Nobel Blvd.
                              Saint-Laurent, Quebec
                                     H4S 2A4
                                     Canada

                            MANAGEMENT PROXY CIRCULAR

                                                                   April 9, 2004

SOLICITATION OF PROXIES

      This proxy circular is furnished in connection with the solicitation of proxies by the management of ART Advanced Research Technologies Inc. (the "Corporation") to be used at the annual meeting of shareholders (the "Meeting") of the Corporation to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

      Unless expressly indicated otherwise, all information provided in this proxy circular is given as of April 9, 2004, the date of this proxy circular.

      All dollar references in this proxy circular are to Canadian dollars (CA$) unless otherwise specifically indicated.

      The cost of sending the Notice of Meeting and soliciting proxies for the Meeting will be paid by the Corporation. This solicitation is being made primarily by mail, but may be made by telephone or other means of communications by the directors, officers and employees of the Corporation at nominal cost.

APPOINTMENT AND REVOCATION OF PROXIES

      The persons named in the accompanying form of proxy as proxyholders are directors and officers of the Corporation. A shareholder has the right to appoint a person (who need not be a shareholder) other than the persons named in the enclosed form of proxy as proxyholder to attend and act for such shareholder at the Meeting. Such right may be exercised by inserting the name of the desired person in the blank space provided on the enclosed form of proxy. Persons signing as executors, administrators or trustees should so indicate.

      To be voted at the Meeting, the enclosed form of proxy must be completed and received by the Corporation no later than 48 hours prior to the time of the Meeting or any reconvening of the Meeting in the case of adjournment, excluding Saturdays, Sundays and holidays, or may be delivered to the Chairman of the Meeting on the day of the Meeting or any reconvening of the Meeting in the case of adjournment. Proxies may be delivered to the transfer agent of the Corporation (the "Transfer Agent") at: National Bank Trust, Share Ownership Management, 1100 University Street, 9th Floor, Montreal, Quebec, Canada, H3B 2G7, Facsimile: (514) 871-3673.

      Pursuant to subsection 4 of section 148 of the Canada Business Corporations Act (the "CBCA"), any shareholder may revoke a proxy previously given by submitting an appropriate instrument in writing, executed by the shareholder or by his or her attorney duly authorized in writing or, if the shareholder is a corporation, executed by a duly authorized person, and depositing it either at the registered office of the Corporation located at 2300 Alfred-Nobel Blvd., Saint-Laurent, Quebec, Canada, H4S 2A4, Attention: Secretary of the Corporation, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of and up to the time of the Meeting or any adjournment thereof, or any other manner permitted by law.

VOTING AND EXERCISE OF DISCRETION BY PROXIES

      The proxyholders will, on a show of hands or any ballot that may be called for, vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. If no choice is specified by a shareholder, the shares will be voted as stated in the proxy, including (1) for the election of the management nominees for the position of director, and (2) for the appointment of auditors.

      The enclosed form of proxy confers discretionary authority upon the person named in the proxy with respect to amendments or variations to matters identified in the Notice of Meeting and to other matters which may properly come before the Meeting or any adjournment thereof. As at the date of this proxy circular, management knows of no such amendment, variation or other matter to come before the Meeting. If any such matters should properly come before the Meeting, the persons named in the form of proxy will vote on those matters in accordance with their best judgment.

RECORD DATE, VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

      The date for determining shareholders entitled to receive notice of the Meeting is April 8, 2004 (the "Record Date"). The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares. The Common Shares of the Corporation are listed on the Toronto Stock Exchange (the "TSX" or the "Exchange") under the symbol "ARA". As of April 8, 2004, there were issued and outstanding 42,658,523 Common Shares entitled to one vote for each Common Share held, on all matters proposed to come before the Meeting except as set forth in this proxy circular. There is no other class of outstanding voting securities entitled to be voted at the Meeting.

      Only holders of record of Common Shares at the close of business on the Record Date are entitled to notice of and to attend the Meeting, or any adjournment thereof, and to vote thereat, unless, after the Record Date, a holder of record transfers the Common Shares held and the transferee produces properly endorsed share certificates or otherwise establishes proof of ownership of such Common Shares held and demands, no later than ten days before the Meeting, that such transferee's name be substituted for the transferor's, in respect of the shares transferred, on the list of shareholders entitled to vote. Such list of shareholders will be available for inspection on or after April 8, 2004, during usual business hours at the Transfer Agent's principal Montreal office, and at the Meeting.

      As of the date hereof, to the knowledge of the directors and officers of the Corporation, no party beneficially owns or exercises control or direction over securities carrying more than ten percent (10%) of the voting rights attached to all securities of the Corporation with the exception of Oppenheimer Funds, Inc. which holds approximately 4,553,152 or 10.6% of the issued and outstanding Common Shares.

BUSINESS TO BE TRANSACTED AT THE MEETING

A.    Presentation of Management's Report, Financial Statements and Auditors'
      Report

      Management's report for the financial year ended December 31, 2003 and the Corporation's financial statements for the financial year ended December 31, 2003, together with the auditors' report thereon, all of which will be placed before the shareholders at the Meeting, are contained in the Annual Report of the Corporation sent to shareholders at the same time as this proxy circular (as of April 14, 2004).

B.    Election of Directors

      The Corporation's Articles provide that the Board of Directors must consist of a minimum of three (3) and a maximum of twelve (12) directors; the number of directors within such range is to be determined by the Board of Directors from time to time. The directors have determined that the Board of Directors shall consist of five (5) members.

      Each director will hold office until the next annual meeting of shareholders of the Corporation or until his or her successor is elected or appointed, or he or she resigns, or a vacancy results from his or her death, dismissal or otherwise. Unless otherwise instructed by a shareholder, the persons named in the accompanying proxy form will vote for the election of these nominees. Management has no reason to believe that any of these nominees will be unable to exercise his or her function as a director. As required by law, the Board of Directors has an audit committee (named the Audit & Environment Committee). The Board of Directors also has a corporate governance committee (named the Corporate Governance, Human Resources & Compensation Committee). The Board of Directors does not have an executive committee.

      Four (4) of the incumbent six (6) directors and Mr. Pierre Dutheil have been nominated to be elected as directors of the Corporation at the Meeting. The following table indicates the names of the proposed nominees, their positions and offices with the Corporation now held by them, if any, their principal occupation, the period during which they have served as directors, and the approximate number of shares beneficially owned, or over which control or direction is exercised, by them, as of the date hereof.

----------------------------------------------------------------------------------------------------------------------------
                                                                                                         Number of Shares
                                                                                                     Owned(1) or over which
                                                                                                     direction or control is
Nominee for Election    Position with Corporation     Principal Occupation         Director Since           exercised
----------------------------------------------------------------------------------------------------------------------------
Micheline Bouchard      President, Chief              President & Chief            September 2002            60,000
(Montreal, Quebec)      Executive Officer and         Executive Officer, ART
                        Director                      Advanced Research
                                                      Technologies Inc.
----------------------------------------------------------------------------------------------------------------------------
Jacques Courville(2)    Director                      Former Vice President,       February 2003               Nil
(Montreal, Quebec)                                    Medical Research,
                                                      Merck Frosst
                                                      Canada Inc.
----------------------------------------------------------------------------------------------------------------------------
Raymond Cyr(2)(3)       Director                      Chairman of the Board,       January 1998              42,500
(Montreal, Quebec)                                    Polyvalor Inc.
----------------------------------------------------------------------------------------------------------------------------
Pierre Dutheil          None                          Independent Corporate      Not applicable(4)           30,200
(Paris, France)                                       Advisor
----------------------------------------------------------------------------------------------------------------------------
Benoit La Salle(2)      Chairman of the Board         Founder and President &      February 2003               Nil
(Montreal, Quebec)      and Director                  Chief Executive Officer
                                                      of Semafo Inc.
----------------------------------------------------------------------------------------------------------------------------

(1) This information relating to the Common Shares beneficially owned, not being within the knowledge of management, has been provided personally by the respective directors.

(2)   Member of the Corporate Governance, Human Resources & Compensation
      Committee.

(3)   Member of the Audit & Environment Committee.

(4) Mr. Pierre Dutheil was a director of the Corporation from March 2001 until October 2002.

      If any of the above nominees is for any reason unavailable to serve as a director, proxies in favour of management will be voted for another nominee in the discretion of the proxy holder unless the shareholder has specified on the proxy that such shareholder's shares are to be withheld from voting on the election of directors.

      C. Appointment and Remuneration of Auditors

      Management is nominating Raymond Chabot Grant Thornton, General Partnership, Montreal, Quebec, Canada, as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders. Raymond Chabot Grant Thornton, General Partnership was first appointed as the auditors of the Corporation in March 1999.

      The persons named in the form of proxy intend to vote in favor of the appointment of Raymond Chabot Grant Thornton, General Partnership, as auditors of the Corporation and authorizing the directors to fix the remuneration of the auditors, unless a shareholder signing a form of proxy specifies that the securities represented by the form of proxy are to be withheld from voting in respect of the appointment of the auditors.

EXECUTIVE COMPENSATION

      The Corporation changed its financial year-end from April 30 to December 31 effective December 31, 2003. For reference purposes, the most recently completed financial reporting period covering the eight months ended December 31, 2003 will be referred to as the "Fiscal Year ended December 31, 2003" or the "Fiscal Transition 2003".

Compensation of Named Executive Officers

      The following table, presented in accordance with the requirements of Canadian securities laws and regulations, sets forth all compensation paid for the Fiscal Transition 2003 and for the financial years ended April 30, 2003 and April 30, 2002, in respect of the individuals who were, as at December 31, 2003, the Chief Executive Officer and the four most highly compensated executive officers of the Corporation who earned salary and bonus of more than $100,000 (the "Named Executive Officers"). The Corporation had five (5) Named Executive Officers whose total annual salary and bonus exceeded $100,000 for the Fiscal Year ended December 31, 2003.

                                                                                        Long Term
                                                                                       Compensation   All Other
                                                       Annual Compensation                Awards     Compensation
-----------------------------------------------------------------------------------------------------------------
                                                                           Other        Securities
                                                              Cash         Annual          Under
                                               Salary         Bonus     Compensation  Options Granted
Name and Principal Position        Year           $             $           $(1)             #             $
-----------------------------------------------------------------------------------------------------------------
Micheline Bouchard               Dec. 2003     212,500           --(2)       --           100,000           --
President & Chief                Apr. 2003     212,500            --         --           275,000       51,250(3)
Executive Officer                Apr. 2002          --            --         --                --           --
-----------------------------------------------------------------------------------------------------------------
Jacques Bedard                   Dec. 2003     125,865           --(4)       --                --           --
Senior Vice President,           Apr. 2003     192,366        52,500         --            30,000           --
Finance & Administration         Apr. 2002     168,508        24,000         --            20,000           --
and Chief Financial Officer
-----------------------------------------------------------------------------------------------------------------
Richard Boudreault               Dec. 2003     125,865(5)         --         --                --           --
Vice President,                  Apr. 2003     192,250        68,000         --            30,000           --
Corporate Strategy and           Apr. 2002      77,633        40,000         --            20,000       87,150(6)
Chief Technology Officer
-----------------------------------------------------------------------------------------------------------------
Pierre Couture                   Dec. 2003      43,275(7)         --         --             8,000       12,000(8)
Vice President,                  Apr. 2003          --            --         --                --           --
Sales and Marketing              Apr. 2002          --            --         --                --           --
-----------------------------------------------------------------------------------------------------------------
Sebastien Gignac                 Dec. 2003      94,915           --(9)       --                --           --
Vice President,                  Apr. 2003     126,411        54,500         --            20,000           --
Corporate Affairs,               Apr. 2002     109,954         7,442         --             5,000           --
Secretary & General Counsel
-----------------------------------------------------------------------------------------------------------------

(1) Perquisites and other benefits do not exceed the lesser of $50,000 and 10% of the total annual salary for the Named Executive Officers.

(2) Based on her annual performance, the Board of Directors has determined that Ms. Bouchard was entitled to a total cash bonus for the Fiscal Year ended December 31, 2003 of $123,094; however in consideration for renouncing in its entirety the cash bonus to which she was otherwise entitled, Ms. Bouchard was granted, effective January 27, 2004, options to purchase 147,713 Common Shares at an exercise price of $3.23 which can be exercised immediately without being subject to any vesting period.

(3) Represents consulting fees paid to Ms. Bouchard prior to becoming President and Chief Executive Officer.

(4) Based on his annual performance, the Board of Directors has determined that Mr. Bedard was entitled to a total cash bonus for the Fiscal Year ended December 31, 2003 of $47,500; however in consideration for renouncing in its entirety the cash bonus to which he was otherwise entitled, Mr. Bedard was granted, effective January 27, 2004, options to purchase 57,000 Common Shares at an exercise price of $3.23 which can be exercised immediately without being subject to any vesting period.

(5) Mr. Boudreault's employment was terminated on December 5, 2003. He worked for a total of 7 months during Fiscal Transition 2003. Had Mr. Boudreault worked during the full Fiscal Transition 2003, he would have received a total salary of $125,865.

(6)   Represents consulting fees paid to the Named Executive Officer.

(7) Mr. Couture's employment began on September 8, 2003. He worked for a total of 4 months during Fiscal Transition 2003. Had Mr. Couture worked during the full Fiscal Transition 2003, he would have received a total salary of $98,090.

(8) Represents incentive compensation paid to Mr. Couture to join the Corporation.

(9) Based on his annual performance, the Board of Directors has determined that Mr. Gignac was entitled to a total cash bonus for the Fiscal Year ended December 31, 2003 of $28,463; however in consideration for renouncing in its entirety the cash bonus to which he was otherwise entitled, Mr. Gignac was granted, effective January 27, 2004, options to purchase 34,156 Common Shares at an exercise price of $3.23 which can be exercised immediately without being subject to any vesting period.

Option grants during the Fiscal Transition 2003 to Named Executive Officers

      The following tables sets forth the options granted under the Corporation's stock option plan to the Corporation's Named Executive Officers (including the Chief Executive Officer) during the Fiscal Transition 2003.

                                             % of Total
                             Number of     Options Granted    Market Price
                           Common Shares    under the Plan    at Closing on
                           under Options       in the         Day Prior to
Name                          Granted        Fiscal Year      Date of Grant     Exercise Price     Expiration Date
----                          -------        -----------      -------------     --------------     ---------------
                                                          ($ per Common Share) ($ per Share)(1)
Micheline Bouchard ......      100,000          68.3%             $3.08             $3.51         September 10, 2013
Jacques Bedard ..........           --            --                 --                --                 --
Richard Boudreault ......           --            --                 --                --                 --
Pierre  Couture .........        8,000           5.5%             $3.08             $3.51         September 10, 2013
Sebastien Gignac ........           --            --                 --                --                 --

(1) The amounts set forth in this column are determined by the Board of Directors based on the public market value of the Common Shares as indicated at the close of business on the trading day immediately preceding the date of grant.

Aggregated Options Exercised and Option Values

      The following table sets forth the options exercised by the Corporation's Named Executive Officers (including the Chief Executive Officer) during the Fiscal Transition 2003.

                                                                                         Value of Unexercised
                                                               Unexercised Options at  in-the-money Options at
                             Common Shares                       December 31, 2003        December 31, 2003
                               Acquired       Aggregate Value    (#) Exercisable/           Exercisable/
Name                          on Exercise        Realized         Unexercisable(1)        Unexercisable(2)
----                          -----------        --------         ----------------        ----------------
Micheline Bouchard ......         --                --             91,667/283,333        $106,334/$212,666
Jacques Bedard ..........         --                --             114,334/26,666           $40,300/$9,800
Richard Boudreault ......         --                --              35,334/26,666            $4,900/$9,800
Pierre Couture ..........         --                --                  Nil/8,000                  Nil/Nil
Sebastien Gignac ........         --                --              38,001/14,999            $3,267/$6,533

----------
(1) Options granted under the Corporation's stock option plan generally vest in three equal installments over three years from the effective date of grant.

(2) Market value of underlying Common Shares at December 31, 2003 minus the exercise price. The market value of the Common Shares at December 31, 2003 was $2.88 per Common Share.

Long Term Incentive Plans

      Other than its stock option plan, the Corporation does not have any plans which provide compensation intended to serve as an incentive to Named Executive Officers for performance to occur over a period greater than one financial year.

Employment Agreements

      On August 16, 2002, the President and Chief Executive Officer, Micheline Bouchard, and the Corporation entered into an agreement outlining the terms and conditions of Ms. Bouchard's employment for the period from September 3, 2002 to September 2, 2005. Under this agreement, Ms. Bouchard's annual salary was established at $325,000 and Ms. Bouchard was granted, effective August 16, 2002, options to purchase 275,000 Common Shares at an exercise price based on the average trading price on the Toronto Stock Exchange of such shares for the thirty trading days preceding the grant date. Ms. Bouchard is also entitled, on each of the first and second anniversary date of the beginning of her employment with the Corporation, to receive additional options to purchase 100,000 Common Shares. Consequently, Ms. Bouchard was granted, effective September 10, 2003, options to purchase 100,000 Common Shares at an exercise price based on the average trading price on the Toronto Stock Exchange of such shares for the thirty trading days preceding the grant date. The agreement includes specific provisions regarding Ms. Bouchard's non-solicitation and non-competition obligations, as well as the protection of the Corporation's interests, such as intellectual property and confidential information. Ms. Bouchard's employment agreement provides for an annual cash bonus based on the achievement of business goals and overall Corporation performance. This agreement also sets out Ms. Bouchard's entitlement under the Corporation's incentive program and other customary perquisites.

      The Corporation may terminate Ms. Bouchard's employment by providing 3 months' prior written notice of termination and a separation package equivalent to 18 months base salary. In the event of a change of control, the Corporation may terminate Ms. Bouchard's employment without prior notice, by providing her with a compensation package equivalent to 24 months base salary. Both separation and compensation packages are payable in one lump sum payment. No notice or further compensation or benefits is required where the Corporation terminates employment for just cause, or the occurrence of Ms. Bouchard's death, retirement or incapacity, or her voluntary resignation. Upon Ms. Bouchard's termination of employment or resignation following a change of control of the Corporation, any unvested options to purchase Common Shares will become 100% vested and exercisable on Ms. Bouchard's last day of employment.

Compensation of Directors

      During the financial year ended December 31, 2003, directors were compensated for their participation on the Corporation's Board of Directors in part in cash and in part in options granted under the Corporation's stock option plan. A total of 20,000 options were granted to each director upon their original appointment to the Board. An additional 10,000 options were granted to the Chairman of the Board upon his original appointment. Other than being compensated in options, directors received a fee for each Board and committee meeting they attended during the financial year ended December 31, 2003. The Corporation's fee structure for participation on the Board of Directors is as follows: with the exception of the Chairman of the Board who receives a higher annual retainer fee, each director receives an annual retainer fee of $5,000, as well as a fee of $1,000 per meeting of the Board attended in person and $500 per phone meeting. The Corporation's fee structure for participation on the committees of the Board of Directors is as follows: each member receives an additional annual retainer fee of $2,500, as well as a fee of $1,000 per meeting of any committee attended in person, and $500 per phone meeting. In addition to the fees payable for attending the meeting of the Board and its committees, the Chairman of the Board is paid an annual retainer fee of $25,000. Directors who are employees or executive officers of the Corporation do not receive any additional compensation for their services as directors of the Corporation. Reasonable expenses incurred by directors in connection with attendance at meetings, including out-of-pocket travel, lodging and related expenses, are also reimbursed. The Corporation has no further arrangements, standard or otherwise, pursuant to which directors were compensated by the Corporation for their services in their capacity as directors during the financial year ended December 31, 2003.

Indebtedness of Directors, Executive Officers and Employees

      None of the directors, executive officers or employees of the Corporation was indebted to the Corporation during the financial year ended December 31, 2003.

Insurance and Indemnification of Directors and Officers

      The Corporation maintains a directors' and officers' liability insurance policy for $10 million to insure directors and officers for losses as a result of claims against any of them in their capacity as directors and officers. The current total annual premium of $61,873 is paid by the Corporation. This policy has a corporate deductible of $25,000 per loss.

Stock Option Plan

      As the cornerstone of its long-term compensation strategy for retaining the services of key people, the Corporation has instituted a stock option plan which was approved at a special meeting of shareholders on June 14, 1996 and provides for the issuance of options to purchase Common Shares (the "Employee Stock Option Plan").

      Prior to completing its initial public offering of Common Shares (the "Offering") on June 29, 2000, the Corporation, with the approval of its Board of Directors, amended certain terms of the Employee Stock Option Plan in order to ensure compliance with certain regulatory requirements applicable once the Corporation became a listed company following completion of the Offering. This amended plan (the "2000 Employee Stock Option Plan") was further amended and restated in its entirety following the annual and special meeting of shareholders held on October 23, 2002. At this meeting, the shareholders adopted resolution 2002-1, which amended the 2000 Employee Stock Option Plan so as to increase the number of Common Shares available for issuance from 1,770,462 to 2,650,000 Common Shares. Under the current stock option plan (the "Amended and Restated 2002 Stock Option Plan" or the "Plan"), options to purchase Common Shares may be granted to employees, directors, officers or consultants of the Corporation, as determined by the Corporation's Board of Directors or the Corporate Governance, Human Resources & Compensation Committee. Options are non-assignable except in the case of death or physical or mental disability.

Options are fully exercisable in the case of death or physical or mental disability (in which case the optionee's legal personal representative may exercise the options for up to one year thereafter). Otherwise, options will lapse upon termination of employment (or the end of the business relationship) with the Corporation except that they may be exercised for 90 days after termination (other than termination for just cause) or the end of the business relationship, to the extent they will have vested on such date. Each option, unless sooner terminated pursuant to the provisions of the Amended and Restated 2002 Stock Option Plan, will expire ten years from the date of issuance unless the Board of Directors or the Corporate Governance, Human Resources & Compensation Committee determines otherwise at the time the option is granted. In addition, each option to be granted under the Plan will vest in installments from the effective date of grant pursuant to the vesting schedule established by the Board of Directors or the Corporate Governance, Human Resources & Compensation Committee.

      The Plan also provides that the aggregate number of Common Shares authorized for issuance to any one person under the Plan (whether pursuant to options issued under the Plan or otherwise) may not exceed 5% of the Common Shares outstanding from time to time (on a non-diluted basis). The exercise price of any options granted will be determined by the Board of Directors of the Corporation, but shall not be less than the latest closing price for the Common Shares on a stock exchange on which the Common Shares are listed immediately prior to the date of grant of such options.

Report on Executive Compensation

Composition of the Corporate Governance, Human Resources & Compensation
Committee

      The Corporate Governance, Human Resources & Compensation Committee (the "Corporate Governance Committee") reports to the Corporation's Board of Directors on a regular basis. The Corporate Governance Committee has responsibility for, among other things, reviewing and making recommendations to the Board of Directors regarding the President and Chief Executive Officer's performance and compensation and, taking into consideration the President and Chief Executive Officer's recommendations, for reviewing the performance and compensation of those executive officers and senior managers that report directly to the President and Chief Executive Officer. The current members of the Corporate Governance Committee are Jacques Courville, Raymond Cyr and Benoit La Salle. None of the three directors on the Corporate Governance Committee is or was formerly an executive officer or employee of the Corporation or any of its subsidiaries.

Compensation philosophy

      The compensation package offered by the Corporation to its executive officers and senior managers is designed to incorporate a pay for performance philosophy and to reflect the following considerations: to provide a strong incentive to management to achieve the Corporation's goals each year, to ensure that the interests of management and the Corporation's shareholders are aligned; and to enable the Corporation to attract, retain and motivate the quality of people necessary to achieve its business objectives. It has been structured to encourage, compensate and reward senior management on the basis of corporate performance, both short-term and long-term. Salary levels are established so as to be competitive with corporations of comparable size, taking all forms of incentive compensation into account.

Components of aggregate compensation of executive officers (1)

      Each executive officer's and senior manager's compensation package is comprised of a base salary, annual performance-based incentive payments, long-term incentives through the granting of stock options, and non-cash compensation. The relative emphasis of the two main components of compensation for the Corporation is approximately 70% base salary and 30% annual bonus. Stock options have been granted on an ad hoc basis and will be integrated from now on systematically as part of the total compensation. The total compensation of the executive officers of the Corporation is reviewed on an annual basis.

Base salary (1)

      Salary ranges for the executive officers and senior managers of the Corporation are based on industry and national surveys conducted amongst Canadian public companies of comparable size and complexity. This group is comprised of small and medium capitalization companies, which are involved in the biotechnology and high technology sectors. In

----------
(1) The term "executive officers" in this section does not include the CEO whose compensation is discussed below under the section entitled "CEO Compensation".

addition to the foregoing, the Corporate Governance Committee also considers the results of other comparative studies across the Canadian biotechnology and pharmaceutical industry, in order to identify the geographical trends of the target group of companies. The salary for each executive officer and senior manager within a specified range is determined on the basis of individual performance, years of service, as well as the level of experience and importance of the position to the Corporation. The average compensation for the executive officers and senior managers of the Corporation is within the 30th percentile of the average executive compensation in the comparable group of companies. This means that 70% of the companies in that group pay more and 30% pay less. This amount is 9.6% lower than the average of comparable companies, 42% lower than the highest average executive salaries and 11% higher than the lowest.

Annual performance based incentives

      Performance-based compensation is paid in the form of a bonus, expressed as a percentage of base salary, geared at providing incentives to senior management to achieve desired corporate and individual objectives. The Corporate Governance Committee has specific responsibility to recommend annually to the Board of Directors the base salary for the Corporation's President and Chief Executive Officer as well as for the Corporation's executive officers, and for reviewing their performance and awarding their performance bonus as measured against objectives set at the beginning of each year in their respective corporate scorecards.

Stock Options

      In keeping with the Corporation's compensation strategy of focusing the attention of its executive officers and senior managers on long-term strategic objectives, the Corporation provides incentives to members of the executive team with the grant of stock options to purchase Common Shares in accordance with the terms of the Corporation's stock option plan and vesting provisions.

Non-cash compensation

      Executive officers of the Corporation receive certain additional non-cash compensation or perquisites. These are considered a necessary part of a competitive compensation package and are not related to corporate performance. Non-cash compensation and perquisites do not exceed the lesser of $50,000 and 10% of the total annual salary.

CEO Compensation

      The CEO's compensation for the most recently completed financial year was based on different factors including the general performance of the Corporation and the achievement of annual corporate objectives.

      As assessed against competitive base salary rates for individuals occupying similar positions within the group of comparable companies, the base salary of the CEO was within the 80th percentile of what is offered for similar positions in the group of comparable companies. This amount is 37% lower than the highest salary, 63% higher than the lowest salary and 19% higher than the average of all CEOs salaries within that group.

      The Corporation has developed a 3-year strategic plan, which is reviewed each year with the first-year initiatives and performance criteria documented in a scorecard. The CEO's compensation is adjusted to reflect the performance of the Corporation, based on the corporate goals and objectives set by the Board of Directors. The primary corporate goals for the most recently completed financial year were related to the achievement of pre-determined development milestones for the Corporation's products and the achievement of financial and value creation targets. The performance of the CEO was also evaluated on the basis of other corporate objectives such as the recruitment of key resources in the scientific and management team, the development of the Corporation's intellectual property portfolio and the implementation of certain business processes. Based on these corporate goals, the Board of Directors determined that the CEO had achieved or exceeded the business results targets set at the beginning of her employment.

      Submitted on behalf of the Corporate Governance, Human Resources & Compensation Committee:

        Benoit La Salle
        Raymond Cyr
        Jacques Courville

Performance Graph

      The following chart compares the cumulative total shareholder return for a $100 investment in Common Shares with the cumulative total shareholder return of the S&P/TSX Composite Index (previously known as the Toronto Stock Exchange 300 Composite Index) for the forty-five (45) month period elapsed since the Corporation has become a listed company.

                       Comparative Cumulative Total Return

                                     [GRAPH]

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

      The Corporation seeks to attain high standards of corporate governance. The Board of Directors has carefully considered the Corporate Governance Guidelines adopted by the Exchange (the "Guidelines"). A description of the Corporation's corporate governance practices is set out in the matrix below.

Corporate Governance Guideline                  Comments
------------------------------                  --------
1. The Board should explicitly assume           The mandate of the Board of Directors is to assume responsibility for the
responsibility for the stewardship of           stewardship of the Corporation, to oversee the conduct of the business and
the Corporation, and specifically for           affairs of the Corporation and to supervise the executive management of the
the:                                            Corporation which is responsible for the conduct of the business.

                                                The Board looks to management to be responsible for the day-to-day operations of the Corporation and the efficient management of the business of the Corporation within the framework approved by the Board. The Board approves any material agreements and any action leading to a material change in the nature of the business of the Corporation and any other significant matters affecting the
                                                Corporation which are outside of its ordinary course of business. The Board also approves banking relationships and key borrowing and financing decisions.

a. adoption of a strategic planning             While management is responsible for the development of long-term corporate
process;                                        strategy, the Board ensures that a strategic planning process is in place, reviews and approves the strategy, and monitors management's success in implementing the strategy and the corporate objectives which the CEO is responsible for attaining.

                                                The Board also discharges its supervisory role by reviewing and adopting an annual business plan, an operating and capital budget, as well as the consolidated financial statements of the Corporation.

b. identification of the principal risks        The Board assumes responsibility, through the Audit & Environment Committee, for
of the Corporation's business and               the identification of the principal risks associated with the

Corporate Governance Guideline                  Comments
------------------------------                  --------
implementation of risk management               Corporation's activities and the implementation of appropriate systems to manage
systems;                                        these risks.

c. succession planning, including               The Board assumes responsibility, through the Corporate Governance, Human
appointing, training and monitoring             Resources & Compensation Committee, for the appointment, training, evaluation
senior management;                              and supervision of senior management as well as succession planning.

d. communication policy;                        The Board assumes responsibility, through the Disclosure Policy Committee, for the Corporation's communications' policy with shareholders and the public at large.

                                                In addition to its required public filings, the Corporation regularly communicates with its shareholders and the investment community by use of its quarterly reports, annual report and press releases. All communications from shareholders are referred to the appropriate corporate officer for consideration and response. Management promptly brings to the attention of the Boards of
                                                Directors any significant issues raised by shareholders. Furthermore, the question period reserved for shareholders at the end of each annual meeting is intended to allow shareholders to ask questions or address their comments directly to the President and Chief Executive Officer.

e. integrity of the Corporation's               The Board assumes responsibility, through the Audit & Environment Committee, for
internal control and management                 the integrity of the Corporation's internal controls and management information
information systems.                            systems.

2. The Board should be constituted with         As of the date of this proxy circular, the Board of Directors is composed of the
a majority of unrelated directors to the        six (6) following members:
Corporation (an "unrelated director",
under the Guidelines, is a director who         -- Micheline Bouchard           Chief Executive Officer and Director
is independent of management and is free
from any interest and any business or           -- Jacques Courville            Director
other relationship which could, or could
reasonably be perceived to, materially          -- Raymond Cyr                  Director
interfere with the director's ability to
act with a view of the best interests of        -- Serge Huot                   Director
the Corporation, other than interests
and relationships arising from                  -- Benoit La Salle              Chairman of the Board
shareholding); if the Corporation has a
significant shareholder (having the             -- Monique Lefebvre             Director
ability to exercise a majority of the
votes for the election of the Board of          From these, five (5) are unrelated directors.
Directors), the Board should include a
number of directors who do not have             Four (4) of the six (6) incumbent directors and Mr. Pierre Dutheil have been
interests in or relationships with              nominated to be elected as directors of the Corporation at the Meeting.
either the Corporation or the
significant shareholder and which fairly        The Corporation does not have a significant shareholder as defined in the
reflects the investment in the                  Guidelines.
Corporation by shareholders other than
the significant shareholder.

3. The Board should disclose whether the        Micheline Bouchard is considered to be a related director by the Board, because
Board has a majority of unrelated               of her position as President and Chief Executive Officer of the

Corporate Governance Guideline                  Comments
------------------------------                  --------
directors or, in the case of a                  Corporation.
corporation with a significant
shareholder, whether the Board is               The Board of Directors believes that the presence of the President and Chief
constituted with the appropriate number         Executive Officer on the Board is key to the effective corporate governance of
of directors which are not related to           the Corporation. The knowledge that she brings to the Board and her insight into
either the corporation or the                   the affairs of the Corporation are instrumental in creating an effective Board
significant shareholder. The Board              and in achieving the Corporation's objectives.
should also disclose the analysis of the
application of the principles supporting        None of the remaining five (5) directors is a related director.
this conclusion.

4. The Board should appoint a committee         The Corporate Governance, Human Resources & Compensation Committee is
of directors composed exclusively of            responsible for succession planning and identifying new nominees for the Board.
outside, i.e., non- management,
directors, a majority of whom are               The members of the Corporate Governance, Human Resources & Compensation
unrelated directors with the                    Committee have the responsibility to annually review the composition of the
responsibility for proposing new                Board of Directors and to assess the skills, the personal qualities, the
nominees to the Board and for assessing         business experience, and the diversity within the board members. The criteria
directors (an "outside director", under         for the selection of the directors include the experience of the candidates in
the Guidelines, is a director who is not        the clinical and medical field or the information technology sector, as well as
a member of management).                        the ability to negotiate with large companies and to give advice on the marketing of medical devices.

                                                The Corporate Governance Committee is composed of Jacques Courville, Raymond Cyr and Benoit La Salle. All three members are outside and unrelated directors.

5. The Board should implement a process         The Corporate Governance, Human Resources & Compensation Committee is
for assessing the effectiveness of the          responsible for assessing the effectiveness of the Board and its committees.
Board as a whole, its Committees and the
contribution of individual directors.           The Corporate Governance, Human Resources & Compensation Committee is charged with assessment of the contribution of individual directors, as well as the effectiveness of the Board and its Committees. The Corporate Governance, Human
                                                Resources & Compensation Committee conducts such assessment on an annual basis and is in the process of implementing a more formal review mechanism.

6. The Corporation should provide an            The Corporate Governance, Human Resources & Compensation Committee is
orientation and education program for           responsible for developing and implementing orientation procedures for new
new directors.                                  directors.

7. The Board should examine its size            The Corporation's Board of Directors has determined that a Board comprised of
and, with a view to determining the             five (5) members, including the President and Chief Executive Officer, is
impact of the number upon effectiveness,        appropriate. The Corporate Governance, Human Resources & Compensation Committee
undertake, where appropriate, a program         is responsible for evaluating the size and composition of the Board of Directors
to reduce the number of directors to a          and to make appropriate recommendations to the Board of Directors. The Corporate
number which facilitates effective              Governance, Human Resources & Compensation Committee considers that at this
decision-making.                                stage of development of the Corporation, five (5) board members, including four
                                                (4) unrelated directors, is an effective number for decision making and committee participation.

8. The Board should review the adequacy         The Corporate Governance, Human Resources & Compensation Committee reviews and
and form of the                                 makes recommendations to the Board of

Corporate Governance Guideline                  Comments
------------------------------                  --------
compensation of directors and ensure the        Directors on the adequacy and form of compensation to be paid to directors and
compensation reflects the                       ensures that this compensation realistically reflects the responsibility and
responsibilities and risk involved in           risk involved in being an effective director.
being an effective director.

9. Committees of the Board should               The two Committees of the Board, which are the Corporate Governance, Human
generally be composed of outside                Resources & Compensation Committee and the Audit & Environment Committee are
directors, a majority of whom are               composed only of outside and unrelated directors.
unrelated directors, although some board
committees, such as the executive               Micheline Bouchard, currently the only related director of the Corporation, does
committee, may include one or more              not serve on any of the Corporation's Committees.
inside directors.

10. The Board should assume                     The Corporate Governance, Human Resources & Compensation Committee is
responsibility for, or assign to a              responsible for the determination, development and monitoring of the
committee of directors the general              Corporation's approach to corporate governance issues, including the
responsibility for, developing the              Corporation's response to the Guidelines.
Corporation's approach to governance
issues. This committee would, amongst
other things, be responsible for the
Corporation's response to the Corporate
Governance Guidelines adopted by the
Exchange.

11. The Board, together with the CEO,           The Corporate Governance, Human Resources & Compensation Committee specifically
should develop position descriptions for        assesses the performance of the President and Chief Executive Officer and
the Board and for the CEO, including the        determines her compensation based on the attainment of objectives set by the
definition of the limits to management's        Board of Directors that are consistent with the Corporation's strategic plan.
responsibilities. The Board should also
approve or develop corporate objectives
which the CEO is responsible for
meeting.

12. The Board should have in place              The majority of the Board members, including the Chairman, are outside directors
appropriate structures and procedures to        and function independently of the Corporation's management. In addition, when
ensure that the Board can function              appropriate, in camera sessions are held at Board meetings in the absence of
independently of management. A Chair of         management. Also, when appropriate, the Board of Directors is free to ask one or
the Board who is not a member of                more members of management to withdraw during certain discussions and the
management should be appointed or               directors do not hesitate to meet without the presence of officers who are
alternate means should be adopted such          members of the Board.
as assigning this responsibility to a
Committee of the Board or to a director.
Appropriate measures may involve the
Board meeting on a regular basis without
management present or may involve
assigning the responsibility for
administering the Board's relationship
to management to a committee of the
Board.

13. The Audit Committee should be               The Audit & Environment Committee is composed of Raymond Cyr, Serge Huot and
composed only of outside directors.             Monique Lefebvre. Each of these directors is an outside

Corporate Governance Guideline                  Comments
------------------------------                  --------
The roles and responsibilities of the           and unrelated director.
Audit Committee should be specifically
defined so as to provide appropriate            The responsibilities of the Committee include the review of annual and interim
guidance to Audit Committee members as          financial statements as well as the management discussion and analysis section
to their duties. The Audit Committee            to be included in the Annual Report. The Audit & Environment Committee also
should have direct communication                reviews with management and with the external auditors the Corporation's
channels with internal and external             financial reporting procedures in connection with the annual audit and the
auditors to discuss issues. The Audit           preparation of the financial statements. The Audit & Environment Committee
Committee's duties should include               recommends to the Board the appointment and remuneration of the external
oversight responsibility for management         auditors.
reporting on internal control. It is the
responsibility of the Audit Committee to        The Audit & Environment Committee has direct communication channels with the
ensure that the Corporation's management        external auditors to discuss and review specific issues as appropriate. The
has designed and implemented an                 Audit & Environment Committee also has oversight responsibility of internal
effective system of internal controls.          control and management information systems (see item 1.e of this matrix).

14. The Board should implement a system         In performing its responsibilities, the Board, a Committee of the Board or an
which enables an individual director to         individual director may, as required, and subject to the approval of the
engage an outside adviser at the expense        Chairman of the Board, engage an outside advisor at the expense of the
of the Corporation in appropriate               Corporation. Up to the present time, the members of the Board have not requested
circumstances, subject to the approval          the assistance of an outside adviser.
of an appropriate Committee of the
Board.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

      As at April 9, 2004, no insider of the Corporation, no proposed nominee for election as a director of the Corporation or any associate or affiliate of such persons, has any interest, direct or indirect, in any transaction since May 1, 2003 or in any proposed transaction which has materially affected or would materially affect the issuer, except to the extent that such persons may be directly involved in the normal business of the Corporation.

AVAILABILITY OF DOCUMENTS

      Copies of the 2003 Annual Report to Shareholders containing the Consolidated Financial Statements for the financial year ended December 31, 2003 together with the Auditors' Report as well as this Management Proxy Circular are available upon written request to the Secretary of the Corporation at the address set out on page 1 of this Management Proxy Circular.

      Additional information relating to the issuer is available on SEDAR at www.sedar.com.

BOARD OF DIRECTORS' APPROVAL

      The contents of this Management Proxy Circular and the sending thereof to the shareholders of the Corporation have been approved by the Board of Directors of the Corporation.

                                         By Order of the Board of Directors,

                                         /s/ Sebastien Gignac
                                         Sebastien Gignac
                                         Secretary of the Corporation

Saint-Laurent, Quebec
April 9, 2004

                                   [ART LOGO]

                                   www.art.ca

                     ART Advanced Research Technologies Inc.

                              FORM OF PROXY FOR THE
            ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 13, 2004

            THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION

      The undersigned shareholder of ART Advanced Research Technologies Inc. (the "Corporation") hereby appoints Benoit La Salle, Chairman of the Board of Directors of the Corporation or, failing him, Micheline Bouchard, President and Chief Executive Officer of the Corporation or, instead of either of them, _____________________ as proxy for the undersigned, with the power of substitution, to attend at the Annual Meeting of Shareholders of the Corporation to be held on May 13, 2004 at 10:00 a.m. (the "Meeting") and at any adjournment thereof, to act for and on behalf of the undersigned and to vote the shares of the undersigned and to cast the number of votes the undersigned would be entitled to cast if personally present at the Meeting as follows:

1.    |_| For |_| Withhold from voting

      the election of the nominees as directors for a term expiring at the next annual meeting of shareholders of the Corporation;

2.    |_| For |_| Withhold from voting

      the re-appointment of Raymond Chabot Grant Thornton, General Partnership, Chartered Accountants, as independent auditors of the Corporation and the authorization of the directors to fix their remuneration for the ensuing year;

      Discretionary authority is hereby conferred by the undersigned on the proxyholder named herein with respect to amendments or variations to any of the above matters and to any other matters that may properly come before the Meeting or any adjournment thereof.

      This proxy will be voted as directed where a choice is specified. In the absence of specification, the shares represented by this proxy will be voted for each of the above matters.

DATED this _____ day of _____________, 2004.


_______________________________________
       Signature of Shareholder


_______________________________________
       Signature if held Jointly

                       PLEASE SEE REVERSE SIDE FOR DETAILS

                               PROXY INSTRUCTIONS

1. The shares represented by this proxy will be voted or withheld from voting on any ballot that may be called for at the Meeting in the manner specified herein by a shareholder. If no choice is specified with respect to any particular matter and either Benoit La Salle or Micheline Bouchard is appointed proxyholder, the shares represented by this proxy will be voted for each such matter.

2. Each shareholder has the right to appoint a person (who need not be a shareholder) to attend, act and vote on his or her behalf other than the persons designated above and such right may be exercised by inserting in the space provided therefor the name of the person to be appointed or by using another form of proxy.

3. This proxy must be dated and signed by the shareholder or his or her attorney authorized in writing or, where the shareholder is a corporation, must be executed under its corporate seal or be signed by a duly authorized officer or attorney of the corporation. If this proxy is executed by an attorney for an individual shareholder or by an officer or attorney of a corporate shareholder not under its corporate seal, the instrument so empowering the officer or officers or the attorney, as the case may be, or a notarial copy thereof, should accompany the proxy.

4. If a shareholder's shares are registered in the name of a broker or other market intermediary, a proxy will not be valid unless signed by the registered holder. If you are a shareholder and have received this proxy from a broker or other market intermediary in whose name the shares are registered, the signed proxy must be returned to such broker or other intermediary for further handling. Please refer to the instruction form of the broker or other market intermediary enclosed with this form of proxy.

5. If this proxy is not dated in the space provided therefor, it shall be deemed to bear the date on which it was mailed by the management of the Corporation.

6. This proxy must be delivered to the Corporation care of NATIONAL BANK TRUST, Share Ownership Management, 1100 University Street, 9(th) Floor, Montreal, Quebec, Canada, H3B 2G7, Facsimile: (514) 871-3673 so as to be received no later than 48 hours prior to the time of the Meeting or any reconvening of the Meeting in case of adjournment, excluding Saturday, Sunday and holidays, provided that the Chairman of the meeting has discretion to accept proxies after such time and up to the time of voting at the Meeting or any adjournment thereof.

                                   [ART LOGO]

                    ART Advanced Research Technologies Inc.

                                    [GRAPHIC]

                                   see inside

                               ANNUAL REPORT 2003

                      Eight months ended December 31, 2003

Our mission is to be a market leader in the development and commercialization of optical molecular imaging systems for the medical and pharmaceutical sectors.

ART possesses a powerful and unique multiproduct platform, a strong intellectual property portfolio and a strategic alliance with GE Medical Systems. The Company recently completed its first sales of eXplore Optix(TM) (formerly SAMI), an innovative optical molecular imaging device targeting the pharmaceutical and preclinical research markets. ART is in the process of obtaining regulatory approval for the commercialization of SoftScan(R), an adjunct diagnostic tool intended to be used for breast cancer detection and treatment monitoring. ART has been listed on the Toronto Stock Exchange since June 2000 (TSX: ARA).

                                 see the future

The foundation for a new generation of diagnostic and research tools, ART's optical molecular imaging technology is designed to enable far more precise and cost-effective evaluations of diseases such as breast cancer. This will mean a brighter future for countless women and their families... as well as value creation for ART shareholders and employees.

Our vision is to harness the power of optical molecular imaging to accelerate the delivery of better therapies and cures.

                                    [GRAPHIC]

                                  see the cure

         ART | ANNUAL REPORT 2003 | Eight months ended December 31, 2003

                      One platform broad enough to support

         from preclinical research                   to drug development

                                    [GRAPHIC]

ART's technology generates data and images rich in detail, enabling researchers to see a potential drug's real-time molecular and functional interaction with a research animal.



                                    [GRAPHIC]

While ART's technology is now being developed for locating and characterizing breast tumours, one future application is to safely test the efficacy of potential drugs on human beings.

                                 a multiproduct

ART's time domain optical imaging technology enables researchers to see biological processes, in vivo, at the molecular level. The implications for researchers and clinicians are staggering.

ART TODAY

Molecular imaging in drug research: By tagging a target molecule, antibody, gene or protein with harmless fluorescent probes, scientists can view a physiological process in a research animal in real time. For example, they can see how a potential new drug and organism interact at the functional and molecular levels. By contrast, other imaging methods, such as X-rays, MRI and CT scans, only provide structural data.

Breast cancer detection: As an adjunct to mammography, our technology enables physicians to confirm the presence of a tumour and to also characterize it as malignant or benign. This has the potential to reduce the enormous number of invasive breast biopsies currently carried out, thereby reducing the suffering and anxiety of women and their families.

ART TOMORROW

Functional imaging in humans: While our current product development and regulatory approval paths are focused on helping to diagnose malignant breast tumours through functional imaging, this is just the beginning. Indeed, ART's technology could soon revolutionize the clinician's diagnostic arsenal.

         ART | ANNUAL REPORT 2003 | Eight months ended December 31, 2003

                    pharmaceutical and clinical applications

                             to diagnosis & therapy

                                    [GRAPHIC]

Once treatment for breast cancer begins, clinicians can use ART's technology to monitor the treatment's efficacy.

                                 ...see the cure

                                    [GRAPHIC]

                      platform powerful, unique, unrivalled

Drug efficacy in humans: By fusing our technology's capabilities in fluorescent and functional imaging, it would be possible to monitor drug efficacy in humans, opening the door to countless research and clinical applications.

Neurobiology: Near-infrared light, on which ART's imaging technology is based, penetrates safely through bone, making it the ideal tool for the non-invasive study of the brain. In cooperation with the Massachusetts General Hospital, ART has conducted R&D brain function monitoring, particularly as it applies to stroke, head injury, brain cancer and Alzheimer's disease.

Surface scans: The same technology as the one developped for breast cancer detection could be adapted to detect anomalies and monitor treatment progress in the pancreas and other organs.

Endoscopic applications: Prostate and esophageal cancers, as well as other anomalies, could be more easily diagnosed and treated using minimally invasive endoscopes.

Agri-food applications: In the burgeoning area of food safety and quality control, governments and industry are seeking better ways of monitoring the entire production, processing and delivery chain. Our technology can be used to control the amount and presence of unwanted substances (such as bacteria, pathogens or pesticides) in meats, produce or processed food. It could also detect genetically modified foods, and enhance quality control in such industries as the meat industry by precisely measuring the percentage of protein, fat and water.

So exciting are the prospects opened up by optical molecular imaging, it has been cited by the National Cancer Institute in the United States as one of five extraordinary opportunities for development.

         ART | ANNUAL REPORT 2003 | Eight months ended December 31, 2003

milestones

                  Eight-month fiscal year ended December 31, 2003

           June ART announces the start of a multicentre clinical trial for SoftScan with Toronto's Sunnybrook & Women's College Health Sciences Centre.

                  Official commercial launch of SAMI.

           July ART exhibits SAMI at the 94th Annual Meeting of the American Association for Cancer Research in Washington, D.C.

         August ART concludes an agreement with GE Medical Systems for the exclusive worldwide distribution of SAMI.

      September   ART changes its financial year-end from April 30 to December
                  31, to align reporting with most other companies in the bio-optical imaging sector.

                  ART announces the start of a second clinical trial with the Ottawa Regional Women's Breast Health Centre of the Ottawa Hospital as part of its multi-centre trial for SoftScan.

                  ART and GE Medical Systems announce first sale of SAMI to U.S. National Institutes of Health.

                  ART closes a US$10.9 million private placement.

        October ART and GE Medical Systems announce the sale of SAMI to Novartis Pharma AG.

       December As part of an integrated marketing strategy with GE, SAMI is renamed eXplore Optix.

                  eXplore Optix is unveiled at 89th Scientific Assembly and Annual Meeting of the Radiological Society of North America in Chicago.

                  ART announces the appointments of Dr. Samuel Achilefu, Dr. Amir H. Gandjbakhche and Dr. Joseph R. Lakowicz to its Scientific Advisory Board.

                  ART strengthens patent portfolio with acquisition of exclusive worldwide licensing rights to Dr. Joseph R. Lakowicz's optical molecular imaging patents.

                  ART completes a private placement of US$658,395.

                  Events occurring after the eight-month fiscal year ended December 31, 2003

        January ART strengthens senior executive team by appointing Warren Baker as Chief Operating Officer and Dr. Joseph Kozikowski as Chief Medical Officer.

                  Integrated healthcare communications agency Biosector 2 appointed to lead ART's worldwide public and investor relations programs.

          March   ART announces closing of a CA$16.8 million treasury offering.

                             [GRAPHIC] eXplore Optix

                          innovative, advanced, ready

eXplore Optix, now being sold to pharmaceutical companies, governments, academia and contract research organizations, is proving to be an invaluable research tool.

                                   [GRAPHIC]

making sales breakthroughs

With its first sales of the eXplore Optix (formerly SAMI) preclinical optical molecular imager, ART has passed an important threshold. Not only is ART now generating revenue, but its multiproduct platform has also won implicit validation from two industry leaders. The U.S. National Institutes of Health and the pharmaceutical company Novartis both purchased eXplore Optix to help them speed their research efforts. eXplore Optix is marketed and distributed exclusively by the global leader GE Medical Systems.

making better drugs faster

eXplore Optix enables researchers to observe how and where a drug is absorbed, distributed, metabolized and excreted in real time, in vivo, in small laboratory animals. This has enormous research implications, particularly for the pharmaceutical industry, which is seeking to control the escalating costs associated with drug development--typically consuming hundreds of millions of dollars and taking as long as 15 years to produce a single drug. With eXplore Optix, the industry has a cost-saving solution that can truly accelerate the research process.

making our value clear to our markets

ART and GE Medical Systems have stepped up their promotion of eXplore Optix at international research and medical conferences, and have embarked on an ambitious global marketing and sales campaign. This campaign seeks to not only generate sales of eXplore Optix, but to also promote the acceptance of ART's unique multiproduct platform and, ultimately, other ART products.

                                   [GRAPHIC]

Using safe, fluorescent probes as markers, cancer researchers can use ART's optical imaging technology to localize and characterize tumours, as well as to monitor response to treatment.

                               [GRAPHIC] Softscan

on track for pivotal trials

ART's SoftScan time domain optical breast imaging device has the potential to utterly transform how breast cancer is diagnosed and treated--and ultimately how much anxiety, pain and loss women experience. According to the current model, a suspicious mammogram is often followed up by a biopsy, even though 80% of biopsies prove to be negative. As an adjunct to mammography, SoftScan safely characterizes tumours as malignant or benign. And, since SoftScan is non-invasive, it can be used throughout therapy to monitor progress--an option unavailable with radiography, which carries its own health risks.

        ART | ANNUAL REPORT 2003 | Eight months ended December 31, 2003

answering the challenges of breast cancer

As an adjunct to mammography, SoftScan will arm clinicians with a trusted new ally in the early detection and treatment of breast cancer--a disease whose incidence is growing, devastating countless women and their families. In the United States, for example, breast cancer is the leading cause of death among women aged 15 to 54 years. Early detection has been shown to not only significantly increase survival rates, but to also reduce soaring treatment costs.

By strategically positioning SoftScan as an adjunct to mammography, aiding in diagnosis and treatment monitoring, we can expect faster regulatory approval. Once the device is installed in the clinical environment and health care practitioners begin to appreciate its much broader capabilities, we believe SoftScan will rapidly gain acceptance and generate sales.

SoftScan delivers more answers

Using ART's unique time domain molecular imaging technology, SoftScan provides detailed data which diagnosticians, oncologists and physicians can use to make better informed decisions:

o By increasing the accuracy of diagnoses, SoftScan builds trust in the radiologist's and physician's professional judgment;

o SoftScan is demonstrating that it can readily detect tumours and discriminate between malignant and benign types;

o Unlike X-ray mammography, SoftScan's laser imaging does not expose patients to radiation or painful compression of the breast;

o For women with radiodense breasts (typically under age 40 or undergoing hormone replacement therapy), conventional mammography does not adequately penetrate the tissue to provide a usable image whereas SoftScan does not have these limitations;

o SoftScan may also prove invaluable during post-diagnosis, enabling the physician to monitor progress, adjust treatment, and thereby reduce side effects and discomfort;

o In a global available market estimated at US $1 billion by 2008, SoftScan will emerge as a diagnostic tool that could save millions of dollars in diagnoses, assessments, treatments and post-treatments--and, not incidentally, also save many lives.

                            Breast Cancer Detection

------------------------------------------------------------------------------------------------

                                        Diagnostic Cycle

------------------------------------------------------------------------------------------------
    SCREENING               COMPLEMENTARY          CONFIRMATORY        TREATMENT MONITORING
                              DIAGNOSIS              DIAGNOSIS             & FOLLOW-UP

X - ray   Digital            Ultrasound               Biopsy                    PET
          X - ray                MRI                              (Positron Emission Tomography)
                    (Magnetic Resonance Imaging)                         Optical imaging :
                          Optical imaging :                                  SoftScan
                              SoftScan

SoftScan has been designed to image not only the main part of the breast, but also its extension to the axilla (or armpit). This is a critical region because the proximity of lymph nodes increases the risk of metastases and spread of the cancer.

                                    [GRAPHIC]

                                    [GRAPHIC]

A Softscan colour image shows the presence of a tumor. Cancer tissue absorbs more light and therefore appears darker than other breast tissue.

       ART | ANNUAL REPORT 2003 | Eight months ended December 31 , 2003

                                     [PHOTO]
                                 Benoit La Salle
                              Chairman of the Board

Message from the Chairman of the Board

At the end of my first year as Chairman of the Board, I will say unequivocally that as my familiarity with ART's people, technology and industry has grown, so has my confidence in the future of this remarkable company.

Timing is critical to any new venture, and after surveying the business environment, I believe ART's products are maturing at precisely the right time. I base my reasoning on the following:

o First, the pharmaceutical industry is seeking ways to design better drugs more efficiently and cost effectively. eXplore Optix enables them to do this. Initial sales have been made to leading public and private institutions. More sales will follow.

o Second, the rapid development of micro disease management and genomics enhances the value of ART's technology, which images at the molecular level. This bodes well for ART's SoftScan, both for its immediate application in breast cancer detection and for countless future applications.

o And third, the medical device sector--more specifically diagnostic imaging--is on the cusp of enormous growth particularly in the United States, as health centres renew their infrastructure with devices that are better at detecting disease, thereby reducing the need for costly and invasive treatments and, ultimately, saving more lives.

While ART's timing is right, it has also taken the necessary steps to prepare for full commercialization. During the past eight months, ART deepened its key relationship with GE Medical Systems and strengthened senior management with two individuals who bring invaluable expertise in product development, commercialization and regulatory approval of medical devices.

Given these considerations, therefore, I believe ART is well positioned to begin pivotal trials for SoftScan in the coming year.

I thank the distinguished members of ART's Scientific Advisory Board and Business Advisory Council who provided invaluable insights and counsel during the year. I also thank the members of our Board of Directors for their contribution, particularly Mr. Serge Huot, who served as CEO prior to joining the Board and was instrumental in navigating ART to its current strong position.

Finally, I would like to thank our shareholders for their continued support and trust in this company.

The past year has been most eventful for ART and I look forward to another year of positive development and progress.


/s/ Benoit La Salle

        ART | ANNUAL REPORT 2003 | Eight months ended December 31, 2003

                                     [PHOTO]
                               Micheline Bouchard
                               President and CEO

Letter to shareholders

I am pleased to report that the launch of eXplore Optix has yielded ART's first product sales in the biomedical sector. This marks an important milestone in ART's transformation into a commercial company. It also delivers on a promise I made last year that we would resolutely move this company forward on the road to commercialization. Of even greater significance, our first customers are the National Institutes of Health in the United States and global pharmaceutical company Novartis. These customers represent for ART a significant validation of our unique optical imaging technology. As the scientific and medical worlds become familiar with our technology's powerful preclinical capabilities, this will ease our technology's migration path to clinical applications.

Alliance with GE Medical Systems

ART's breakthrough sales also validate the effectiveness of our partnership with GE Medical Systems in raising the global profole of ART and eXplore Optix. During the past eight months, we deepened this mutually beneficial partnership in the following ways:

o As part of our global marketing strategy, ART worked closely with GE to re-brand eXplore Optix and develop targeted marketing materials;

o We trained GE's North American sales force, arming them with the product knowledge they need to better sell eXplore Optix to potential customers. Early in 2004, we also trained GE's European sales force;

o We participated with GE in several industry conferences to introduce eXplore Optix to opinion leaders and potential customers;

o We have agreed on a slate of product extensions, software releases and other recurring revenue opportunities scheduled for launch in 2004;

o    And together we have set sales targets for the coming year.

SoftScan proceeding on clinical path

The platform for ART's preclinical device, eXplore Optix, also supports SoftScan, which stands to benefit from burgeoning global interest in human applications for molecular imaging. Trials of SoftScan have garnered positive comments from Dr. David Fleiszer, Co-Director of the McGill University Health Centre (MUHC) Cedars Breast Clinic. According to Dr. Fleiszer, interim results show SoftScan discriminates between malignant and benign breast lesions.

Following SoftScan's current pre-pivotal clinical trials, we intend to enter clinical pivotal trials in 2004, targeting FDA pre-market approval in 2005. ART's aggressive schedule is based on a simplified modular approach to regulatory approval in North America and Europe. Parallel to the regulatory approval process, we will undertake comparative clinical tests to build a compelling case for coverage and reimbursement.

         ART | ANNUAL REPORT 2003 | Eight months ended December 31, 2003

Strengthening our intellectual property portfolio

As we prepare to enter the lucrative clinical market, we are taking steps to protect our technology with even stronger barriers to market entry. In December 2003 we announced that ART had acquired exclusive licensing rights to Dr. Joseph
R. Lakowicz's extensive optical molecular imaging patent portfolio. These licenses complement ART's existing portfolio and the stream of new patents filed by our engineers and scientists.

I believe that ART's multiproduct platform--time domain optical molecular imaging--remains clearly superior to competing technologies. Uniquely capable of leveraging fluorescent lifetime measurement, it delivers vital data at the preclinical and clinical levels, enabling researchers and clinicians to assess the micro-functional environment of drugs and diseases. This is the key differentiator on which we have erected our commercial strategy for current and future products. We will also address other emerging opportunities through licensing, co-development and co-marketing.

Raising ART's profile

In support of ART's corporate and financial objectives, we made a number of key presentations to the North American investor community in 2003. Awareness and promotional activities will intensify in 2004 as we raise our profile in North America and abroad within the medical and scientific communities. To assist our efforts, we recently retained a global specialist in investor relations and communications for biomedical and medical device companies.

Realigning for greater efficiency

In order to sharpen our product focus and address ART's discrete clinical and preclinical markets, we recently took the next logical step and realigned the Company according to product lines. This was an opportunity to also strengthen ART's leadership by recruiting Warren Baker as Chief Operating Officer, responsible for both product lines, and Dr. Joseph Kozikowski, as Chief Medical Officer. Warren Baker has senior management experience in medical device, diagnostics and IT companies in North America and abroad. He will be a major asset in piloting SoftScan toward approval and commercialization. Dr. Kozikowski, who assumes leadership in SoftScan's clinical development, and is responsible for regulatory, pricing and reimbursement strategies, has designed clinical research programs, clinical trials and directed product commercialization for major corporations.

        ART | ANNUAL REPORT 2003 | Eight months ended December 31, 2003

Four priorities in '04

With a stronger management team and solid progress on both product fronts, I have set four priorities for the coming year:

1. Achieve leadership in the preclinical optical imaging market by ramping up sales of eXplore Optix through our distribution agreement with GE Medical Systems;

2.   Begin pivotal clinical trials of SoftScan to obtain regulatory approval;

3. Obtain ISO certification and ensure that quality becomes permanently embedded in ART's culture; and

4. Raise ART's profile among the medical, scientific and financial communities in North America and Europe.

Progress in the year ahead

As positive as 2003 was, I look forward with enthusiasm and confidence to the year ahead. We face challenges, to be sure, but we also face many opportunities. I also believe we have the assets to succeed in all we want in the coming year: we have committed and talented people; we have a strong partnership with GE Medical Systems and we have the timing--for our proprietary technology is maturing into useful products precisely at a time when the world's scientific and medical communities are seeking these types of solutions. I know we can make a positive contribution to bring better drugs to market sooner and to relieving countless women of breast cancer--and, in the future, of other diseases.

I thank our shareholders for their continued confidence in ART's long-term success. I am also grateful to the members of our Board of Directors and Science and Business Advisory Boards for their guidance and support. Finally, let me also thank ART's employees for their uncommon devotion, energy and ingenuity. Together, I believe we can look forward to a future of growth and value creation.


/s/ Micheline Bouchard

        ART | ANNUAL REPORT 2003 | Eight months ended December 31, 2003

Management's Report

The consolidated financial statements and the information contained in this annual report are the responsibility of management, and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management according to generally accepted accounting principles of Canada.

The consolidated financial statements include amounts based on the use of best estimates and judgments. Management has established these amounts in a reasonable manner in order to ensure that the consolidated financial statements are fairly presented in all material respects. The financial information presented elsewhere in the annual report agrees with the consolidated financial statements.

The Company maintains control systems for internal accounting and administration. The objective of these systems is to provide a reasonable assurance that the financial information is pertinent, reliable and accurate and that the Company's assets are properly accounted for and safeguarded.

The Board of Directors is entrusted with ensuring that management assumes its responsibilities with regard to the presentation of financial information and is ultimately responsible for the examination and approval of the consolidated financial statements. The Board discharges this responsibility principally through its audit committee, whose members are all external directors.

This committee meets periodically with management and the external auditors to discuss the internal controls exercised over the process of presentation of the financial information, questions of auditing and questions on the presentation of financial information in order to assure themselves that each party properly fulfills its function and also to examine the consolidated financial statements and the external auditors' report.

The consolidated financial statements have been verified on behalf of the shareholders by the external auditors, Raymond Chabot Grant Thornton, General Partnership. The auditors have free and full access to the audit committee.

President and Chief Executive Officer       Chief Financial Officer


/s/ Micheline Bouchard                      /s/ Jacques Bedard
------------------------------              ------------------------------------
Micheline Bouchard                          Jacques Bedard

Montreal, Canada
March 23, 2004

        ART | ANNUAL REPORT 2003 | Eight months ended December 31, 2003

Management's Discussion and Analysis of Results of Operations and Financial Condition

This analysis of the results of operations and the financial position of the Company should be read in conjunction with the Consolidated Financial Statements and the notes thereto, which are presented in accordance with generally accepted Canadian accounting principles, using U.S. dollars as the reporting currency.

OVERVIEW

ART is engaged in the research, design, development and marketing of optical imaging products for the medical and pharmaceutical industries.

     Since inception until December 31, 2003, ART's business activities have been dedicated to the research and development of optical imaging products, raising capital, recruiting highly skilled personnel, establishing partnerships and alliances, validating its technology in a clinical environment, preparing market penetration, building a sales network and developing its administrative operations. The Company invested approximately $27.2 million (gross of investment tax credits of $2.8 million) into the development of its proprietary time domain optical technology. The Company follows a conservative approach that consists of treating all investments in R&D, along with the cost of clinical trials, as expenses when incurred, and not capitalize any development expenditures. The Company also has accumulated carried forward tax losses that expire from 2004 to 2010 and an unrecorded tax asset of approximately $19.9 million, as well as other unused tax deductions.

     Today, ART possesses a powerful and unique multiproduct platform, a strong intellectual property portfolio, strategic relationships with leading organizations, a set of valuable core competencies, a strong management team to build on its technology leadership position and finally, an adequate level of funding to execute its business plan and achieve its next milestones.

     ART evolved from a primarily technology-driven company to a market focused organization as it now commercializes eXplore Optix(TM) (formerly SAMI), its preclinical optical molecular imager, through a worldwide distribution agreement with GE Medical Systems. As a result, after the launch of eXplore Optix in June 2003, the Company recorded its first sales during the eight-month fiscal year ended December 31, 2003.

     ART's SoftScan(R) time domain optical breast imaging device is undergoing clinical trials, during which it has demonstrated it can discriminate between malignant and benign tumours. Among many advantages shown by SoftScan, its laser imaging, unlike X-ray mammography, does not expose patients to radiation or painful compression of the breast. SoftScan may also prove invaluable during post-diagnosis, enabling the physician to monitor progress, adjust treatment, and thereby reduce side effects and discomfort. Interim results of clinical trials are positive and the Company anticipates the start of pivotal trials in 2004.

     ART is committed to become a leading provider of optical molecular imaging systems for the medical and pharmaceutical sectors with the goal of bringing to market quality products that will accelerate the delivery of better therapies and cures.

RESULTS OF OPERATIONS

Comparison of eight-month fiscal year ended December 31, 2003 and twelve-month fiscal year ended April 30, 2003

To align reporting with most companies in the biomedical sector, ART changed its fiscal year-end from April 30 to December 31, effective December 31, 2003. Consequently, the results report discrepancies between the two fiscal years, which are primarily due to the fact that the periods compared are different.

REVENUES

The company recorded sales of $681,875 during the eight-month fiscal year ended December 31, 2003, as compared to none in the fiscal year ended April 30, 2003. These revenues came from the sale of eXplore Optix units to the biomedical sector.

RESEARCH AND DEVELOPMENT EXPENDITURES

The Company's R&D expenditures for the eight-month fiscal year ended December 31, 2003, net of investment tax credits, amounted to $3,491,641, compared to $5,734,470 for the fiscal year ended April 30, 2003. The investment tax credits represent $433,865 or 11% of the overall expenditures in research and development for the eight-month fiscal year ended December 31, 2003, compared to $570,792 or 9% of the overall expenditures for the fiscal year ended April 30, 2003. Research and development expenditures were engaged for the development of the current generation of eXplore Optix units. Moreover, ART continued to develop its SoftScan system and pursued clinical trials with McGill University Health Centre, Sunnybrook and Ottawa.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general, and administrative expenses for the eight-month fiscal year ended December 31, 2003 were $2,239,324 compared to $2,885,065 for the fiscal year ended April 30, 2003. Selling, general and administrative expenses were engaged to support

         ART | ANNUAL REPORT 2003 | Eight months ended December 31, 2003

commercial activities of eXplore Optix, increase the Company's visibility, as well as support the Company's activities.

FOREIGN EXCHANGE LOSS (GAIN)

Foreign exchange loss (gain) for the eight-month fiscal year ended December 31, 2003, increased $112,867, to a loss of $331,932, compared to a loss of $219,065 for the fiscal year ended April 30, 2003. During the eight-month fiscal year ended December 31, 2003 and the fiscal year ended April 30, 2003, the U.S. dollar depreciated compared to the CA dollar which resulted in a loss of $331,932 and $219,065 respectively.

     In order to protect itself against adverse exchange rate movements, the Company maintains a U.S. dollar bank account to assume U.S. dollar payments.

OTHER EXPENSES

Other expenses for the eight-month fiscal year ended December 31, 2003 were nil compared to 1,467,621 for the fiscal year ended April 30, 2003. During the fiscal year ended April 30, 2003, ART paid management fees of $750,000 in cash for services rendered in the negotiation and ratification of strategic agreements with General Electric Company. Also, the Company granted share purchase warrants to General Electric Company. The fair market value of those share purchase warrants was recorded as a non-cash expense of $717,621.

CURRENT INCOME TAXES RECOVERED

Current income taxes recovered for the eight-month fiscal year ended December 31, 2003 were nil compared to $1,318,668 for the fiscal year ended April 30, 2003. The current tax recovery in fiscal year ended April 30, 2003 represents the utilization of tax losses for the year to recover current income tax resulting from the gain related to the disposal of the ISIS thermal imaging division.

LOSS (PROFIT) FROM DISCONTINUED OPERATIONS

Loss (profit) from discontinued operations for the eight-month fiscal year ended December 31, 2003 was nil compared to a profit of $2,479,841 for the fiscal year ended April 30, 2003. The discontinued operations represent the ISIS thermal imaging division sold, whose net operating expenses were reclassified under this line.

NET LOSS

As a result, the net loss for the eight-month fiscal year ended December 31, 2003 was $5,832,025 or $0.20 per share, compared to $6,546,604 or $0.28 per share for the year ended April 30, 2003.

Comparison of fiscal years ended April 30, 2003 and 2002

REVENUES

The Company recorded no revenues for the fiscal year ended April 30, 2003, as it launched its preclinical optical imaging device eXplore Optix in the biomedical sector after the fiscal year-end.

RESEARCH AND DEVELOPMENT EXPENDITURES

The Company's R&D expenditures for the fiscal year ended April 30, 2003, net of investment tax credits, amounted to $5,734,470, down $549,741, or 9%, from $6,284,211 in the previous fiscal year. The investment tax credits represent $570,792, or 9% of overall R&D expenditures, compared to $329,946, or 5% in 2002. The decrease in R&D expenses is primarily due to the fact that certain costs incurred during last fiscal year for the planning and development of the clinical program and protocols were not repeated in the fiscal year ended April 30, 2003. The increase in the investment tax credits is mainly due to the fact that more R&D activities were eligible under the tax credit program in fiscal year ended April 30, 2003.

SELLING,GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses for the fiscal year ended April 30, 2003 declined $330,589, or 10%, to $2,885,065, compared to $3,215,654 for the fiscal year ended April 30, 2002. The decline in selling, general and administrative expenses can be explained by tight controls over expenses and by internal reorganization.

FOREIGN EXCHANGE LOSS (GAIN)

Foreign exchange loss (gain) for the fiscal year ended April 30, 2003, declined $394,227, to a loss of $219,065, compared to a gain of $175,162 for the fiscal year ended April 30, 2002. During the fiscal year ended April 30, 2003, the U.S. dollar depreciated compared to the CA dollar which resulted in a loss of $219,065. During the fiscal year ended

        ART | ANNUAL REPORT 2003 | Eight months ended December 31, 2003

April 30, 2002, the U.S. dollar appreciated compared to the CA dollar which resulted in a gain of $175,162.

     In order to protect itself against adverse exchange rate movements, the Company maintains a U.S. dollar bank account to assume U.S. dollar payments.

OTHER EXPENSES

Other expenses for the fiscal year ended April 30, 2003 were $1,467,621 compared to nil for the fiscal year ended April 30, 2002. During the fiscal year ended April 30, 2003, ART paid management fees of $750,000 in cash for services rendered in the negotiation and ratification of strategic agreements with General Electric Company. Also, the Company granted share purchase warrants to General Electric Company. The fair market value of these share purchase warrants was recorded as a non-cash expense of $717,621.

CURRENT INCOME TAXES RECOVERED

Current income taxes recovered for the fiscal year ended April 30, 2003 were $1,318,668 compared to nil for the fiscal year ended April 30, 2002. The current tax recovery represents the utilization of tax losses for the year to recover current income tax resulting from the gain related to the disposal of the ISIS thermal imaging division.

LOSS (PROFIT) FROM DISCONTINUED OPERATIONS

Loss (profit) from discontinued operations for the fiscal year ended April 30, 2003 was a profit of $2,479,841 compared to a loss of $1,536,017 for the fiscal year ended April 30, 2002. The discontinued operations represent the ISIS thermal imaging division sold, whose net operating expenses were reclassified under this line.

NET LOSS

As a result, the net loss for the fiscal year ended April 30, 2003 was $6,546,604, or $0.28 per share, compared to $10,881,500, or $0.54 per share, for the year ended April 30, 2002.

Liquidity and capital resources

Until December 31, 2003, the Company financed its activities by issuing common shares through private placements and an initial public offering. From its creation in 1993 until December 31, 2003, the Company issued share and share purchase warrants amounting to $67,870,684.

     The Company also has a credit facility of CA$1,000,000 to cover fluctuations in cash requirements. As at December 31, 2003, the credit facility was not utilized. The Company also has a credit facility to finance investment tax credits, which was not utilized as at December 31, 2003.

     Cash flow from operating activities for the eight-month fiscal year ended December 31, 2003 amounted to $6,420,619, while cash flow from operations used during the fiscal year ended April 30, 2003 amounted to $10,533,669.

     Cash flow from investing activities for the eight-month fiscal year ended December 31, 2003 amounted to ($600,664), compared to $3,668,094 in the previous fiscal year. During the eight-month fiscal year ended December 31, 2003, the Company drew on its short-term investments to finance its operations, used its liquidities to acquire fixed assets (computer equipment) and other assets (patents). During the fiscal year ended April 30, 2003, the Company also disposed of its ISIS thermal imaging division for $5.5 million.

     For the eight-month fiscal year ended December 31, 2003, cash flow from financing activities was $10,245,145, compared to $6,797,645 for the previous fiscal year. During the eight-month fiscal year ended December 31, 2003, ART closed private placements for a gross amount of $11.6 million.

     As at December 31, 2003, the Company had working capital of $9,596,342, compared to $4,139,946 as at April 30, 2003. This working capital consisted mainly of cash and short-term investments for a total of $9,424,560.

     On March 10, 2004, the Company closed a treasury offering of approximately $10.5 million, net of the estimated expenses of the offering, followed by the partial exercise of the over-allotment option on March 19, 2004, which resulted in additional proceeds of $1.4 million, gross of any related expenses. As at December 31, 2003, on a pro forma basis, the Company had cash and cash equivalents, including an investment tax credit receivable, of $22.4 million, providing an adequate level of financing to execute its business plan and achieve its next milestones.

         ART | ANNUAL REPORT 2003 | Eight months ended December 31, 2003

Auditors' Report

To the Shareholders of
ART Advanced Research Technologies Inc.

We have audited the consolidated balance sheets of ART Advanced Research Technologies Inc. as at December 31, 2003 and April 30, 2003 and the consolidated statements of operations and deficit and cash flows for the eight-month fiscal year ended December 31, 2003 and the twelve-month fiscal years ended April 30, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and April 30, 2003 and the results of its operations and its cash flows for the eight-month fiscal year ended December 31, 2003 and the twelve-month fiscal years ended April 30, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.


/s/ Raymond Chabot Grant Thornton
---------------------------------
Chartered Accountants
General Partnership

Montreal, Canada
February 6, 2004, except as to Note 19
which is as of March 10, 2004

Comments by Auditors on
Canada-United States of America
Reporting Difference

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes described in Note 2 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America, our report to the shareholders dated February 6, 2004, except as to Note 19 which is as of March 10, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.


/s/ Raymond Chabot Grant Thornton
---------------------------------
Chartered Accountants
General Partnership

Montreal, Canada
February 6, 2004

         ART | ANNUAL REPORT 2003 | Eight months ended December 31, 2003

Consolidated Balance Sheets
(In U.S. dollars)

                                                               December 31, 2003   April 30, 2003
-------------------------------------------------------------------------------------------------
ASSETS
Current assets
   Cash                                                           $  4,200,128      $    830,005
   Term deposit, 2.65%, maturing in April 2004 (Note 16)               231,392           209,293
   Commercial papers, 1.01% to 2.90%, maturing from June to
      August 2003                                                           --         3,647,515
   Commercial papers, 2.70% to 2.80%, maturing from April to
      June 2004                                                      4,993,040                --
   Accounts receivable (Note 4)                                        801,649           124,910
   Investment tax credit receivable                                  1,158,682           906,215
   Inventories                                                         336,042                --
   Prepaid expenses                                                    167,813           241,239
-------------------------------------------------------------------------------------------------
                                                                    11,888,746         5,959,177
-------------------------------------------------------------------------------------------------

Property and equipment (Note 5)                                        478,218           386,121
-------------------------------------------------------------------------------------------------
Other assets
   Restricted cash (Note 10)                                                --           555,697
   Deposit                                                              15,648             4,507
   Patents (Note 3)                                                  1,322,184         1,126,628
-------------------------------------------------------------------------------------------------
                                                                     1,337,832         1,686,832
-------------------------------------------------------------------------------------------------
                                                                  $ 13,704,796      $  8,032,130
=================================================================================================
LIABILITIES
Current liabilities
   Accounts payable and accrued liabilities (Note 7)              $  2,292,404      $  1,819,231
-------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Capital stock and share purchase warrants (Note 8)                  67,870,684        56,265,536
Contributed surplus (Note 9)                                            18,206                --
Deficit                                                            (56,753,062)      (49,561,034)
Cumulative translation adjustments                                     276,564          (491,603)
-------------------------------------------------------------------------------------------------
                                                                    11,412,392         6,212,899
-------------------------------------------------------------------------------------------------
                                                                  $ 13,704,796      $  8,032,130
=================================================================================================

Commitments and contingency (Notes 15 and 16)

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,


/s/ Benoit La Salle                     /s/ Illegible
------------------------------          ------------------------------
Director                                Director

         ART | ANNUAL REPORT 2003 | Eight months ended December 31, 2003

Consolidated Operations and Deficit
(In U.S. dollars)

                                                                              Twelve-month        Twelve-month
                                                          Eight-month      fiscal year ended   fiscal year ended
                                                       fiscal year ended     April 30, 2003      April 30, 2003
                                                       December 31, 2003       (Note 10)           (Note 10)
----------------------------------------------------------------------------------------------------------------
Sales                                                     $   681,875         $        --         $        --
Cost of sales                                                 377,744                  --                  --
----------------------------------------------------------------------------------------------------------------
Gross margin                                                  304,131                  --                  --
----------------------------------------------------------------------------------------------------------------

Operating expenses
   Research and development (Note 12)                       3,491,641           5,734,470           6,284,211
   Selling, general and administrative                      2,239,324           2,885,065           3,215,654
   Amortization                                               136,643             138,173             201,328
----------------------------------------------------------------------------------------------------------------
                                                            5,867,608           8,757,708           9,701,193
----------------------------------------------------------------------------------------------------------------
Operating loss                                              5,563,477           8,757,708           9,701,193
Interest expense                                                   --                 393               3,278
Interest income                                               (63,384)            (99,674)           (183,826)
Foreign exchange loss (gain)                                  331,932             219,065            (175,162)
Other expenses (Note 8)                                            --           1,467,621                  --
----------------------------------------------------------------------------------------------------------------
Loss from continuing operations before income taxes         5,832,025          10,345,113           9,345,483
Current income taxes recovered (Note 13)                           --          (1,318,668)                 --
----------------------------------------------------------------------------------------------------------------
Loss from continuing operations                             5,832,025           9,026,445           9,345,483
Loss (profit) from discontinued operations (Note 10)               --          (2,479,841)          1,536,017
----------------------------------------------------------------------------------------------------------------

Net loss                                                    5,832,025           6,546,604          10,881,500
Deficit, beginning of year                                 49,561,034          42,309,220          30,405,058
Share and share purchase warrant issue expenses             1,360,003             705,210           1,022,662
----------------------------------------------------------------------------------------------------------------
Deficit, end of year                                      $56,753,062         $49,561,034         $42,309,220
================================================================================================================
Basic and diluted loss per share from continuing
   operations                                             $      0.20         $      0.38         $      0.46
================================================================================================================
Basic and diluted loss (earnings) per share from
   discontinued operations                                $        --         $     (0.10)        $      0.08
================================================================================================================
Basic and diluted net loss per share (Note 3)             $      0.20         $      0.28         $      0.54
================================================================================================================
Basic and diluted weighted average number of
   common shares outstanding                               29,456,248          23,493,351          20,161,734
================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

        ART | ANNUAL REPORT 2003 | Eight months ended December 31, 2003

Consolidated Cash Flows
(In U.S. dollars)

                                                                              Twelve-month        Twelve-month
                                                          Eight-month      fiscal year ended   fiscal year ended
                                                       fiscal year ended     April 30, 2003      April 30, 2002
                                                       December 31, 2003       (Note 10)           (Note 10)
----------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss                                                  $(5,832,025)       $ (6,546,604)       $(10,881,500)
Non-cash items
   Amortization expense                                       136,643             138,173             201,328
   Director and employee stock options (Note 9)                18,206                  --                  --
   Other expenses (Note 8)                                         --             717,621                  --
   Extension of share purchase warrants (Note 8)                   --                  --              60,000
Decrease (increase) in current assets
   Accounts receivable                                       (635,388)             61,298             260,632
   Investment tax credit receivable                          (150,125)           (563,018)            401,563
   Inventories                                               (321,780)                 --                  --
   Prepaid expenses                                            94,701            (175,242)             81,826
Increase (decrease) in current liabilities
   Accounts payable and accrued liabilities                   269,149             164,623            (639,556)
----------------------------------------------------------------------------------------------------------------
Cash flows from continuing operating activities            (6,420,619)         (6,203,149)        (10,515,707)
Cash flows from discontinued activities                            --          (4,330,520)           (377,582)
----------------------------------------------------------------------------------------------------------------
Cash flows from operating activities                       (6,420,619)        (10,533,669)        (10,893,289)
----------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Decrease (increase) of short-term investments                (919,619)         (1,130,730)          3,419,294
Increase in property and equipment                           (166,078)            (53,408)            (52,441)
Decrease (increase) in other assets                           485,033            (647,768)           (219,890)
----------------------------------------------------------------------------------------------------------------
Cash flows from continuing investing activities              (600,664)         (1,831,906)          3,146,963
Cash flows from discontinued activities (Note 10)                  --           5,500,000             (64,175)
----------------------------------------------------------------------------------------------------------------
Cash flows from investing activities                         (600,664)          3,668,094           3,082,788
----------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Decrease in deferred charges                                       --                  --              29,358
Share and share purchase warrant issue                     11,605,148           7,502,855           9,533,417
Share and share purchase warrant issue expenses            (1,360,003)           (705,210)         (1,022,662)
----------------------------------------------------------------------------------------------------------------
Cash  flows from  financing activities                     10,245,145           6,797,645           8,540,113
Effect of foreign currency translation  adjustments           146,261             200,666            (287,155)
----------------------------------------------------------------------------------------------------------------
                                                           10,391,406           6,998,311           8,252,958
----------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                   3,370,123             132,736             442,457
Cash and cash equivalents, beginning of  year                 830,005             697,269             254,812
----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                    $ 4,200,128        $    830,005        $    697,269
================================================================================================================

CASH AND CASH EQUIVALENTS
Cash                                                      $ 4,200,128        $    830,005        $    681,354
Commercial paper                                                   --                  --              15,915
----------------------------------------------------------------------------------------------------------------
                                                          $ 4,200,128        $    830,005        $    697,269
================================================================================================================

Supplemental disclosure of cash  flow information
Interest paid                                             $        --        $       (393)       $     (3,278)
Interest received                                              47,753              90,366             183,826

The accompanying notes are an integral part of the consolidated financial statements.

          ART ANNUAL REPORT 2003 | Eight month ended December 31, 2003

Notes to Consolidated Financial Statements
(in U.S. dollars)

1.   GOVERNING STATUTES, NATURE OF OPERATIONS AND CHANGE IN FISCAL YEAR-END

     The Company, incorporated under the Canada Business Corporations Act, is involved in the research, design, development and marketing of optical molecular imaging systems for the medical and pharmaceutical sectors. The Company's shares have been listed on the Toronto Stock Exchange since June 29, 2000.

          The Company estimates that there will be additional capital requirements relating to its research and development activities and commercialization of its products and that operating losses and negative cash flows will be incurred prior to full commercialization. The ability to generate positive net income and cash flows from operations in the future is dependent upon many factors, including the Company's ability to raise additional capital, the level of market acceptance for the Company's products, the degree of competition encountered by the Company and general economic conditions.

          The Company has changed its fiscal year-end from April 30 to December
     31. Accordingly, the current financial statements are for a period of eight months. During the year ended April 30, 2003, the Company had no commercial operations.

2.   CHANGES IN ACCOUNTING POLICIES

     On May 1, 2002, the Company adopted prospectively the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This Section defines in particular recognition, measurement and disclosure standards for stock-based compensation to non-employees and employees. Under these new standards, all stock-based payments made to non-employees must be systematically accounted for in the Company's financial statements. These standards define a fair value based method of accounting and encourage entities to adopt this method of accounting for their stock-based employee compensation plans. Under this method, the compensation cost should be measured at the grant date based on the fair value of the award and should be recognized over the related service period. An entity that does not adopt the fair value method of accounting for its awards granted to employees is required to include in its financial statements pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied. From May 1, 2002 to April 30, 2003 the Company has adopted the latter alternative treatment.

          In September 2003, the transitional provisions of CICA Handbook
     Section 3870 have been revised to provide the same alternative methods of transition as are provided in the United States of America for voluntary adoption of the fair value based method of accounting. These provisions may be applied retroactively or prospectively. However, the prospective application is available only to enterprises that elect to apply the fair value based method of accounting for fiscal years beginning before January 1, 2004. During the eight-month fiscal year ended December 31, 2003, effective as of the beginning of the fiscal year, the Company has chosen to record an expense for the stock options granted to employees using the fair value method. The effect of the adoption of the recommendations has resulted in a charge of $18,206 in the consolidated statement of operations and deficit for the eight-month fiscal year ended December 31, 2003.

          The Company has examined the scope of the CICA Accounting Guideline AcG-14, Disclosure of Guarantees, that was issued during the eight-month fiscal year ended December 31, 2003. As the Company does not issue guarantees contemplated by the Guideline, the implementation of this new guideline had no impact on the financial statements.

          On May 1, 2002, the Company adopted prospectively the recommendations of CICA Handbook Section 3062, Goodwill and Other Intangible Assets. This section prescribes that an intangible asset with a limited useful life should be amortized over its useful life. Moreover, the section requires new financial statement disclosure with respect to intangible assets subject to amortization, the gross carrying amount, accumulated amortization and the amount of intangible assets subject to amortization that were acquired since the beginning of the year. The supplementary information required by this section is presented in Note 3.

          On May 1, 2001, the Company adopted, on a retroactive basis, the recommendations of the CICA Handbook Section 3500, Earnings per Share. Under the recommendations, the treasury stock method is to be used, instead of the imputed earnings approach, for determining the dilutive effect of warrants and options. All prior diluted earnings per share amounts have been recalculated in accordance with the new requirements. Since the Company has incurred losses, such recalculations did not result in any change to the Company's previously reported diluted earnings per share for all periods presented.

3.   ACCOUNTING POLICIES

     The consolidated financial statements are expressed in United States of America dollar (U.S. dollar) and have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These financial statements differ in certain respects from those prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), and are not intended to provide certain disclosures which would typically be found in financial statements prepared in accordance with U.S. GAAP. These differences are described in Note 18.

     Use of estimates

     These financial statements have been prepared by management in accordance with Canadian GAAP which require management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

          ART ANNUAL REPORT 2003 | Eight month ended December 31, 2003

Notes to Consolidated Financial Statements
(In U.S. dollars)

3.   ACCOUNTING POLICIES (continued)

     Principles of consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, SAMI System Inc., formerly known as ISIS Infrared Screening Inspection Solutions Inc., and ART Aerospace Research U.S. Inc. All significant intercompany accounts and transactions have been eliminated.

     Revenue recognition

     Revenue from sales of the Company's products is recorded when there is persuasive evidence of an arrangement, goods have been delivered to the customer, there are no uncertainties surrounding product acceptance, the related revenue is fixed and determinable and collection is considered reasonably assured. A warranty provision is recorded at the time revenue is recognized based on estimated customer returns and allowances.

     Accounts receivable

     Accounts receivable are stated at amounts due from customers based on agreed upon payment terms net of an allowance for doubtful accounts. Accounts outstanding longer than the agreed upon payment terms are considered past due. The Company determines its allowance for doubtful accounts by considering a number of factors, including the length of time trade accounts receivable are past due, the customer's current ability to pay its obligation to the Company and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they are determined to be uncollectible, and any payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

     Inventories

     Inventories are valued at the lower of cost and net realizable value. Cost is determined by the first in, first out method.

     Amortization

     Property and equipment are recorded at cost and are amortized over their estimated useful lives on a straight-line basis over the following periods:

     Computer equipment                                                  3 years
     Office furniture, tools and equipment                               5 years
     Leasehold improvements                                        Term of lease

     Patents

     Patents are recorded at cost and are amortized according to the straight-line method over a five-year period commencing in the year the related products are marketed. The carrying value is tested for impairment annually. Should this review indicate that patents will not be recoverable, their carrying value would be reduced by the estimated impairment. Information relating to the patents is detailed as follows:

                                              December 31, 2003   April 30, 2003
--------------------------------------------------------------------------------
Gross carrying value                              $1,342,771        $1,126,628
Accumulated amortization                              20,587                --
--------------------------------------------------------------------------------
Net carrying value                                $1,322,184        $1,126,628
--------------------------------------------------------------------------------
Patent maintenance cost since
   the beginning of the year                      $   97,180        $  143,944
================================================================================

     Research and development expenses

     Research expenses are charged against income in the year in which they are incurred. Development expenses, including the costs of preparing prototypes, are charged against income in the year in which they are incurred, unless the criteria for capitalization under Canadian GAAP are met. The Company has not deferred any such development costs to date.

          Investment tax credits, based on qualifying research and development expenses, are applied against research and development expenses in the year in which the expenses are incurred.

     Share and share purchase warrant issue expenses

     Share and share purchase warrant issue expenses are accounted for as an increase to the deficit.

     Income taxes

     The Company uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the accounting basis and tax basis of assets and liabilities. They are measured by applying enacted or substantively enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse. The Company records a valuation allowance against any future tax asset if, according to management, it is more likely than not that the asset will not be realized.

          ART ANNUAL REPORT 2003 | Eight month ended December 31, 2003

Notes to Consolidated Financial Statements
(In U.S. dollars)

3.   ACCOUNTING POLICIES (continued)

     Cash equivalents

     Cash equivalents are carried at cost, which approximates market value. Cash equivalents are highly liquid investments, maturing within less than three months from the date of acquisition.

     Reporting currency and translation of foreign currencies

     The Company adopted the U.S. dollar as its reporting currency effective May 1, 1999. The Company's financial statements have been translated from the currency of measurement, the Canadian dollar, into the reporting currency using the current rate method. All cumulative translation gains or losses have been included as a separate component of shareholders' equity.

          Transactions concluded in currencies other than the currency of measurement have been translated as follows: monetary assets and liabilities have been translated at the exchange rates in effect at the balance sheet date and revenues and expenses have been translated at the weighted average exchange rates for the fiscal years. Exchange gains and losses arising from such transactions have been included in income.

     Dividends

     The Company has never paid a cash dividend on its common shares. In the future, any dividends declared will be in Canadian dollars. For shareholders who are residents of the United States of America, dividends will be translated and paid in U.S.dollars at the rate of exchange prevailing on the declaration date.

     Basic and diluted loss per common share and information pertaining to number of shares

     The Company uses the treasury stock method to determine the dilutive effect of the share purchase warrants and the stock options. Per share amounts have been computed based on the weighted average number of common shares outstanding for all fiscal years presented. Diluted loss per share is calculated by adjusting outstanding shares to take into account the dilutive effect of stock options and share purchase warrants. For all of the fiscal years presented, the effect of stock options and share purchase warrants was not included as the effect would be anti-dilutive. Consequently, there is no difference between the basic and diluted net loss per share.

          Stock options and share purchase warrants for the purchase of 4,645,022, 3,946,437 and 2,782,070 common shares were outstanding at December 31, 2003, April 30, 2003, and April 30, 2002, respectively, but were not included in the calculation of the diluted loss per share.

4.   ACCOUNTS RECEIVABLE

                                              December 31, 2003   April 30, 2003
--------------------------------------------------------------------------------
Trade accounts, net of allowance
   for doubtful accounts of nil                    $681,875          $     --
Sales tax receivable                                 78,344           103,970
Other receivables                                    41,430            20,940
--------------------------------------------------------------------------------
                                                   $801,649          $124,910
================================================================================

     Accounts receivable from one customer, who is a distributor of the eXplore Optix product, represent 100% of the Company's trade accounts receivable and 82.4% of the Company's total revenues for the eight-month fiscal December 31, 2003.

5.   PROPERTY AND EQUIPMENT

                                                               December 31, 2003
--------------------------------------------------------------------------------
                                                     Accumulated
                                          Cost      amortization             Net
--------------------------------------------------------------------------------
Computer equipment                  $  805,133        $  653,839        $151,294
Office furniture                       216,144           188,658          27,486
Tools and equipment                    219,432           138,937          80,495
Leasehold improvements                 337,918           118,975         218,943
--------------------------------------------------------------------------------
                                    $1,578,627        $1,100,409        $478,218
================================================================================

                                                                  April 30, 2003
--------------------------------------------------------------------------------
                                                     Accumulated
                                          Cost      amortization             Net
--------------------------------------------------------------------------------
Computer equipment                  $  651,910          $533,025        $118,885
Office furniture                       193,237           157,192          36,045
Tools and equipment                    120,191           104,886          15,305
Leasehold improvements                 305,644            89,758         215,886
--------------------------------------------------------------------------------
                                    $1,270,982          $884,861        $386,121
================================================================================

          ART ANNUAL REPORT 2003 | Eight month ended December 31, 2003

Notes to Consolidated Financial Statements
(In U.S. dollars)

6.   BANK LOAN

     As at December 31, 2003, the Company had available a credit facility of $1,002,699 (CA$1,300,000) pursuant to the provisions of a qualifying investment tax credits receivable program which was authorized by Investissement Quebec. Under this program, Investissement Quebec can provide a 75% guarantee on bank loans identified for the financing of research and development tax credits receivable. Such loans are then repayable upon receipt of the tax credits. This facility was available but not utilized as at December 31, 2003 and April 30, 2003 respectively.

          As at December 31, 2003, a credit facility of $771,307 (CA$1,000,000), secured by a pledge of accounts receivable and by a charge on all assets of the Company, was available but not utilized. This facility bears interest at a rate which varies between the base rate and the base rate plus 1.75%. The Company has to comply with certain restrictive clauses which were all met at December 31, 2003.

7.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                              December 31, 2003   April 30, 2003
--------------------------------------------------------------------------------
Trade accounts                                    $1,101,257        $1,035,320
Employee related
   Salaries                                          578,835           333,116
   Bonus                                             334,447           233,013
Corporate transaction costs                           33,738                --
Others                                               244,127           217,782
--------------------------------------------------------------------------------
                                                  $2,292,404        $1,819,231
================================================================================

8.   CAPITAL STOCK AND SHARE PURCHASE WARRANTS

     Authorized

     Unlimited number of shares without par value
          Common shares
          Preferred shares, issuable in series, having such attributes as the Board of Directors may determine

     The following table presents the changes in the number of outstanding common shares in the last three fiscal years:

                                         December 31, 2003             April 30, 2003             April 30, 2002
-------------------------------------------------------------------------------------------------------------------
                                             Common shares              Common shares              Common shares
-------------------------------------------------------------------------------------------------------------------
                                       Number        Value        Number        Value        Number        Value
-------------------------------------------------------------------------------------------------------------------
Issued and fully paid
Balance, beginning of year           26,673,341   $55,487,915   20,523,591   $47,985,060   18,014,166   $38,451,643
Issue of shares for cash              7,564,782    10,467,294    6,142,680     7,500,000    2,408,425     9,500,000
Issue of shares for cash following
   the exercise of stock options            400           729        7,070         2,855      101,000        33,417
-------------------------------------------------------------------------------------------------------------------
Balance, end of year                 34,238,523   $65,955,938   26,673,341   $55,487,915   20,523,591   $47,985,060
===================================================================================================================

     The following tables present the changes in the number of share purchase warrants outstanding in the last three fiscal years:

                                                               December 31, 2003
--------------------------------------------------------------------------------
                                                               Weighted average
                                       Number       Value     exercise price CA$
--------------------------------------------------------------------------------
Balance, beginning of year           2,465,237   $  777,621            $5.66
Issue of share purchase warrants       743,185    1,137,125(a)          2.11
--------------------------------------------------------------------------------
Balance, end of year                 3,208,422   $1,914,746            $4.84
================================================================================

                                                                  April 30, 2003
--------------------------------------------------------------------------------
                                                               Weighted average
                                       Number       Value     exercise price CA$
--------------------------------------------------------------------------------
Balance, beginning of year           1,560,000     $ 60,000            $7.50
Issue of share purchase warrants       950,237      717,621(b)          2.50
--------------------------------------------------------------------------------
Balance, end of year                 2,465,237     $777,621            $5.66
================================================================================

        ART | ANNUAL REPORT 2003 | Eight months ended December 31, 2003

Notes to Consolidated Financial Statements
(In U.S. dollars)

8.   CAPITAL STOCK AND SHARE PURCHASE WARRANTS (continued)

                                                                  April 30, 2002
--------------------------------------------------------------------------------
                                                               Weighted average
                                        Number      Value     exercise price CA$
--------------------------------------------------------------------------------
Balance, beginning of year                   --   $    --            $  --
Issue of share purchase warrants      1,560,000    60,000(c)          7.50
--------------------------------------------------------------------------------
Balance, end of year                  1,560,000   $60,000            $7.50
================================================================================

     (a) During the eight-month fiscal year ended December 31, 2003, the Company completed a series of financing rounds through private placements.

               According to financing agreements closed on September 22, 2003, December 12, 2003 and December 22, 2003, the Company issued 7,564,782 common shares and 743,185 share purchase warrants for a gross proceed of $11.6 million. Commissions related to the financing rounds amounting to $1,162,666 were incurred and included in the deficit as share and share purchase warrant issue expenses. The 743,185 share purchase warrants issued for the financing to Synerglobe Capital Ltd. and Kingsdale Capital Partners Inc., were evaluated at $1,137,125, following the assumptions listed below and were presented in the section "Capital stock and share purchase warrants" of the shareholders' equity.

          Information relating to the share purchase warrants is detailed as follows:

          o Synerglobe Capital Ltd. received 630,154 share purchase warrants entitling it to buy 630,154 common shares of the Company at an exercise price of CA$2.08;

          o Kingsdale Capital Partners Inc. received 94,742 share purchase warrants entitling it to buy 94,742 common shares of the Company at an exercise price of CA$2.08 and 18,289 share purchase warrants entitling it to buy 18,289 common shares of the Company at an exercise price of CA$3.23.

          These share purchase warrants are exercisable beginning on the grant date and expire three years after. The Company evaluated the fair value of share purchase warrants using the Black & Scholes model. The valuation assumptions are listed below:

          o    Expected life: 3 years

          o    Expected volatility: 70%

          o    Weighted average risk-free interest rate: 3.71%

          o    Dividend rate: 0%

     (b) During the fiscal year ended April 30, 2003, the Company completed a series of equity financing rounds through private investments and concluded strategic agreements with one of the investors.

               Pursuant to the financing agreements closed on November 8 and 15, 2002, the Company issued 6,142,680 common shares for gross cash proceeds of $7.5 million. Commissions and other transaction costs amounting to $705,210 were incurred and included in the deficit.

               On November 15, 2002, in conjunction with the closing of one of the financing rounds, the Company concluded two strategic alliance agreements with General Electric Company ("GE"). The first agreement, known as the "Master Research and Development Alliance Agreement", establishes mutual responsibilities of the Company and GE in research and development activities for the commercialization of new technologies, mainly for the molecular imaging sector. The second agreement, the "SoftScan Commercial Alliance Agreement", defines mutual responsibilities of the Company and GE concerning the development, promotion and manufacturing program for SoftScan.

               The Company paid management fees of $750,000 in cash to Synerglobe Capital Ltd. for services rendered in the negotiation and ratification of the strategic agreements. These fees were expensed and presented in the "other expenses" of the consolidated operations and deficit statement and "operating activities" of the consolidated cash flow statement for the period.

               The Company also granted the following share purchase warrants to GE for the acquisition of common shares of the Company, in connection with the closing of the financing agreement, and of the two strategic alliance agreements:

          o Share purchase warrants No. 1: 905,237 share purchase warrants entitling the holder to buy 905,237 common shares of the Company at an exercise price of CA$2.50. These share purchase warrants became exercisable as of November 15, 2002 and expire on November 15, 2007;

          o Share purchase warrants No. 2: 775,918 share purchase warrants entitling the holder to buy 775,918 common shares of the Company at an exercise price of CA$2.75. These warrants will be exercisable when GE Medical Systems, a division of GE, earn income from the signature of a firm purchase order for SoftScan. These warrants expire on November 15, 2007.

          The Company evaluated the fair value of share purchase warrants No. 1 using the Black & Scholes model. The valuation assumptions are listed below:

          o    Expected life: 5 years

          o    Expected volatility: 70%

          o    Risk-free interest rate: 4.3%

          o    Dividend rate: 0%

        ART | ANNUAL REPORT 2003 | Eight months ended December 31, 2003

Notes to Consolidated Financial Statements
(In U.S. dollars)

8.   CAPITAL STOCK AND SHARE PURCHASE WARRANTS (continued)

          Using these assumptions, a total of $717,621 was charged to expenses and included in the section "other expenses" of the consolidated operations and deficit statement while the consideration was recorded under "capital stock and share purchase warrants" in shareholders' equity.

               In the case of share purchase warrants No. 2, the Company will record the underlying cost when specific criteria for exercising the warrants will be achieved. The fair market value will be evaluated at that time.

     (c) In the fourth quarter of the fiscal year of April 2002, following regulatory approval, the Company extended the exercise period of 1,560,000 common share purchase warrants held by a company whose president was a director of the Company. The remaining term of such warrants, which had been originally granted in 2000 and which were to expire in April 2002, was extended to April 2004. The exercise price of CA$7.50 per warrant remained unchanged.

               The extension was granted in compensation for services provided to the Company. Accordingly, in the fiscal year of April 2002, the Company recorded a non-cash expense of $60,000 in its consolidated statement of operations and deficit, representing the estimated value of services obtained.

9.   STOCK-BASED COMPENSATION PLAN

     Under the Company's stock option plan (the "Amended and Restated 2002 Stock Option Plan" or the "Plan"), options to purchase common shares may be granted to employees, directors, officers or consultants of the Company. Each option will normally expire ten years from the date of issuance. In addition, each option to be granted under the Plan will vest in instalments from the effective date of grant pursuant to a pre-established vesting schedule. The exercise price of any option granted will be determined by the Board of Directors of the Company, but shall not be less than the latest closing price of the common shares on a stock exchange on which the common shares are listed immediately prior to the date of grant or such options.

          As at December 31, 2003 and April 30, 2003, 2,650,000 common shares (1,770,642 common shares as at April 30, 2002) were authorized for issuance. Since its inception, 693,840 common shares have been issued under this plan.

     The following table presents the changes in the number of options outstanding in the last three fiscal years:

                                       December 31,2003                      April 30, 2003                      April 30, 2002
-------------------------------------------------------------------------------------------------------------------------------
                      Directors, officers and employees   Directors, officers and employees   Directors, officers and employees
-------------------------------------------------------------------------------------------------------------------------------
                          Number      Weighted average        Number      Weighted average        Number      Weighted average
                        of options   exercise price CA$     of options   exercise price CA$     of options   exercise price CA$
-------------------------------------------------------------------------------------------------------------------------------
Balance, beginning
   of year               1,476,200          $4.06           1,207,070           $6.01           1,374,630           $5.94
Options granted            142,400           3.21             658,900            2.04             207,000            4.33
Options exercised             (400)          2.39              (7,070)           0.63            (101,000)           0.52
Options cancelled         (186,600)          5.42            (382,700)           6.81            (273,560)           6.40
-------------------------------------------------------------------------------------------------------------------------------
Balance, end of year     1,431,600          $3.79           1,476,200           $4.06           1,207,070           $6.01
===============================================================================================================================
Options exercisable,
   end of year             846,400          $4.81             739,565           $5.81             978,570           $6.35
===============================================================================================================================

     As at December 31, 2003, a total of 519,560 common shares remained available for granting of options.

         ART | ANNUAL REPORT 2003 | Eight months ended December 31, 2003

Notes to Consolidated Financial Statements
(In U.S. dollars)

9.   STOCK-BASED COMPENSATION PLAN (continued)

     The following table presents the details of director, officer and employee options:

                                         December 31, 2003     April 30, 2003   April 30, 2002
----------------------------------------------------------------------------------------------------------
                                Number of       Number of          Number of        Number of     Exercise
                                 options         options            options          options        price
Date granted   Expiry date(a)    granted       outstanding        outstanding      outstanding       CA$
----------------------------------------------------------------------------------------------------------
 1996-04-26      2006-04-25       683,000              --                 --            7,070      $0.52
 1996-06-21      2006-06-20         4,000              --                 --               --       0.63
 1996-08-21      2006-08-20        30,000          30,000             30,000           30,000       1.70
 1997-08-29      2007-08-28       230,000         137,000            192,000          194,000       4.60
 1998-02-09      2008-02-08        40,000              --                 --               --       6.25
 1998-03-10      2008-03-09        14,000           2,000              2,000            3,000       7.50
 1999-02-15      2009-02-14       221,000         118,000            169,000          204,000       6.00
 1999-10-08      2009-10-07        30,000              --                 --               --       6.00
 2000-02-17      2010-02-16       125,000          27,000             27,000           87,000       7.50
 2000-03-20      2010-03-19       531,000         180,000            232,000          429,000       7.50
 2000-09-11      2010-09-10        11,000              --              1,000            1,000       7.40
 2000-12-05      2010-12-04         8,000           5,500              5,500            8,000       5.95
 2001-01-30      2011-01-29        40,000              --                 --           40,000       6.25
 2001-08-24      2011-08-23        20,000              --                 --           20,000       4.85
 2001-09-05      2011-09-04        90,000          90,000             90,000           90,000       4.75
 2001-12-14      2011-12-13        91,500          68,000             68,500           88,500       3.85
 2002-04-11      2012-04-10         5,500           5,500              5,500            5,500       3.58
 2002-06-19      2012-06-18       216,400         204,200            211,200               --       2.39
 2002-08-16      2012-08-15       275,000         275,000            275,000               --       1.72
 2002-09-05      2012-09-04         2,000           2,000              2,000               --       2.50
 2002-11-14      2012-11-13        80,000          80,000             80,000               --       2.35
 2002-11-28      2012-11-27         3,000              --              3,000               --       2.87
 2003-02-10      2013-02-09        50,000          50,000             50,000               --       1.91
 2003-02-27      2013-02-26        32,500          15,000             32,500               --       1.81
 2003-05-14      2013-05-13        25,900          25,900                 --               --       1.80
 2003-09-10      2013-09-09       111,000         111,000                 --               --       3.51
 2003-11-12      2013-11-11         5,500           5,500                 --               --       3.82
----------------------------------------------------------------------------------------------------------
                                2,975,300       1,431,600          1,476,200        1,207,070
----------------------------------------------------------------------------------------------------------
Weighted-average remaining
   contractual life                             7.0 years          7.2 years        7.6 years
----------------------------------------------------------------------------------------------------------

     (a) During the fiscal year ended April 30, 2003, the Board of Directors of the Company agreed to extend the duration of certain options granted to a former director. Under the conditions of grant governed by the stock option plan, 250,000 options granted to this director were to expire beginning on August 28, 2007. Unless the Board of Directors directs otherwise, the Company's stock option plan stipulates that such options be exercised within ninety (90) days following the director's resignation, failing which the options will expire. Following the resignation of the director, the Board of Directors chose to extend the exercise period of the options in recognition of past services rendered to the Company. The exercise period of the options was extended until February 2006 and the exercise price remained the same.

     The fair value of stock options granted during the eight-month fiscal year ended December 31, 2003 was estimated on the grant date using the Black & Scholes option-pricing model with the following assumptions for the stock options granted since the beginning of the fiscal year:

     o    Expected life: 4.5 years

     o    Expected volatility: 70%

     o    Weighted average risk-free interest rate: 3.84%

     o    Dividend rate: 0%

          The weighted average fair value of stock options granted during the eight-month fiscal year ended December 31, 2003 was $1.36.

          As a result of the revision of the transitional provisions of Handbook
     Section 3870, Stock-Based Compensation and Other Stock-Based Payments, the Company recorded an expense of $18,206 using the fair value method in its consolidated operations and deficit statement for stock options granted to employees in the eight-month fiscal year ended December 31, 2003.

         ART | ANNUAL REPORT 2003 | Eight months ended December 31, 2003

Notes to Consolidated Financial Statements
(In U.S. dollars)

9.   STOCK-BASED COMPENSATION PLAN (continued)

     During the fiscal year ended April 30, 2003, the Company did not record any compensation cost related to stock options granted to employees. If the compensation cost had been determined using the fair value based method at the grant date of stock options awarded to employees, the net loss and loss per share would have been adjusted to the pro forma amounts indicated in the following table:

                                                         Eight-month         Twelve-month
                                                      fiscal year ended   fiscal year ended
                                                      December 31, 2003     April 30, 2003
-------------------------------------------------------------------------------------------
Net loss as reported                                     $5,832,025          $6,546,604
Less: compensation expense recognized in the
   consolidated statement of operations and deficit         (18,206)                 --
Plus: total compensation expense                            153,296             134,959
-------------------------------------------------------------------------------------------
Pro forma net loss                                       $5,967,115          $6,681,563
===========================================================================================
Basic and diluted loss per share
   As reported                                           $    (0.20)         $    (0.28)
   Pro forma                                             $    (0.20)         $    (0.28)

     In January 2004, the Company has granted, subject to regulatory approval, 478,740 stock options to employees and officers of the Company with exercise prices ranging from CA$3.00 to CA$3.23.

     Other stock options

     During the fiscal year ended April 30, 2001, the Company granted 10,000 and 5,000 common stock options to consultants as partial compensation for services rendered to the Company. The options are exercisable at CA$6.25 and CA$4.80 respectively. During the fiscal year ended April 30, 2003, 10,000 common stock options expired without being exercised. The 5,000 common stock options outstanding on April 30, 2003, expire on March 19, 2011.

10.  DISCONTINUED OPERATIONS

     The Company's bio-optical imaging led it to reconsider its involvement in the industrial sector. Due to economic downturn affecting the electronics market and the lack of sales and distribution infrastructure, the ISIS thermal imaging division has not been able to reach an acceptable level of profitability. Consequently, with the Board's approval, the Company decided to sell the division during the month of July 2002 to Photon Dynamics, Inc. for $5.5 million.

          The operations of the industrial division presented as at April 30, 2003 and 2002 were reclassified under "discontinued operation loss". Results are detailed as follows:

                                                        Fiscal years ended
                                                 -------------------------------
                                                 April 30, 2003   April 30, 2002
--------------------------------------------------------------------------------
Revenues                                          $        --       $  539,499
--------------------------------------------------------------------------------
Operating loss                                    $   516,281       $1,536,017
--------------------------------------------------------------------------------
Gain on disposal of the industrial division,
   net of current taxes of $1,318,668             $ 2,996,122       $       --
--------------------------------------------------------------------------------
Discontinued operation loss (profit)              $(2,479,841)      $1,536,017
--------------------------------------------------------------------------------

     As at April 30, 2003, an amount of $550,000 received from Photon Dynamics, Inc. was deposited in trust. This amount bore interest at 1.05% and was converted to cash in July 2003.

         ART | ANNUAL REPORT 2003 | Eight months ended December 31, 2003

Notes to Consolidated Financial Statements
(In U.S. dollars)

11.  RELATED PARTY TRANSACTIONS

     During the fiscal year ended April 30, 2002, the Company acquired exclusive worldwide patents from a member of its Scientific Advisory Board for an amount of $60,000.

          In the normal course of business, the Company carried out the following transactions with certain directors and companies related to these directors:

                                                        Eight-month        Twelve-month        Twelve-month
                                                     fiscal year ended   fiscal year ended   fiscal year ended
                                                     December 31, 2003     April 30, 2003      April 30, 2002
--------------------------------------------------------------------------------------------------------------
Professional fees                                           $--               $58,046            $  142,483
Share issue expenses and capital transaction costs           --                    --               944,077
--------------------------------------------------------------------------------------------------------------
                                                            $--               $58,046            $1,086,560
==============================================================================================================

     These transactions were recorded at their exchange value, which is the consideration established and agreed upon by the related parties.

12.  RESEARCH AND DEVELOPMENT EXPENSES

     The research and development expenses and the related investment tax credits included in the consolidated statement of operations and deficit are as follows:

                                       Eight-month        Twelve-month        Twelve-month
                                    fiscal year ended   fiscal year ended   fiscal year ended
                                    December 31, 2003     April 30, 2003      April 30, 2002
---------------------------------------------------------------------------------------------
Research and development expenses      $3,925,506          $6,305,262          $6,614,157
Investment tax credits                   (433,865)           (570,792)           (329,946)
---------------------------------------------------------------------------------------------
                                       $3,491,641          $5,734,470          $6,284,211
=============================================================================================

     The investment tax credits recorded by the Company are subject to review and approval by tax authorities and it is possible that the amounts granted will be different from the amounts accounted for.

13.  INCOME TAXES

     The current tax recovery presented in the consolidated operations and deficit statement for the twelve-month fiscal year ended April 30, 2003 represents the utilization of tax losses for the fiscal year to recover current income tax resulting from the gain related to the discontinued operations.

          The variance between the statutory income tax rate (31.05% for December 31, 2003, 34.48% for April 30, 2003 and 36.50% for April 30, 2002)
     and the Company's effective income tax rate (nil for December 31, 2003, 12.7% for April 30, 2003 and nil for April 30, 2002) for all the fiscal years presented is mainly attributable to the valuation allowance related to future income tax assets.

          Future income tax assets of approximately $ 19,944,704 as at December 31, 2003 ($15,057,000 as at April 30, 2003) have not been reflected in these financial statements. These assets result primarily from non-capital losses and unused income tax deductions resulting from expenses recognized for accounting purposes but not deducted for income tax purposes. These losses and unused income tax deductions could allow the Company to reduce its current income taxes in subsequent fiscal years. They are summarized as follows:

                                                          Eight-month        Twelve-month
                                                       fiscal year ended   fiscal year ended
                                                       December 31, 2003     April 30, 2003
--------------------------------------------------------------------------------------------
Future income tax assets resulting from
   Tax losses                                            $ 16,483,069        $ 11,562,000
   Research and development expenses                        2,656,248           2,906,000
   Excess of tax basis over carrying value of assets          805,387             589,000
--------------------------------------------------------------------------------------------
                                                           19,944,704          15,057,000
Valuation allowance                                       (19,944,704)        (15,057,000)
--------------------------------------------------------------------------------------------
Net future income tax assets recorded                    $         --        $         --
============================================================================================

         ART | ANNUAL REPORT 2003 | Eight months ended December 31, 2003

Notes to Consolidated Financial Statements
(In U.S. dollars)

13.  INCOME TAXES (continued)

     As at December 31, 2003, the losses and unused income tax deductions are available as follows:

                                                               Federal      Provincial
--------------------------------------------------------------------------------------
Non-capital losses expiring in
2004                                                         $ 2,938,000   $ 2,573,000
2005                                                           4,037,000     4,192,000
2006                                                           3,824,000     3,908,000
2007                                                          10,636,000    10,669,000
2008                                                          13,206,000    13,203,000
2009                                                           8,670,000     8,633,000
2010                                                           6,571,000     6,620,000
--------------------------------------------------------------------------------------
                                                              49,882,000    49,798,000
Unused income tax deductions
   Research and development expenses which can be deferred
      over an indefinite period                                7,824,914    12,254,912
--------------------------------------------------------------------------------------
                                                             $57,706,914   $62,052,912
======================================================================================

14.  SEGMENT INFORMATION

     Following the disposal of the industrial division (Note 10) during the first quarter of the twelve-month fiscal year ended April 30, 2003, only the optical molecular imaging segment remains for decision making and performance assessment purposes.

15.  CONTRACTUAL COMMITMENTS

     The Company is committed under operating leases expiring between 2004 and 2012 to pay a total amount of $3,179,925 principally for its premises.

     The annual commitments for the next five years are as follows:

                                                          December 31, 2003
---------------------------------------------------------------------------
2004                                                           $395,307
2005                                                            358,768
2006                                                            351,999
2007                                                            352,736
2008                                                            358,363

16.  CONTINGENCY

     Letters of credit

     As at December 31, 2003, letters of credit of $154,262 (CA$200,000) and $77,130 (CA$100,000) have been issued in favour of a lessor with respect to the rental of certain premises by the Company. A term deposit maturing in April 2004 has been provided as security for these letters of credit.

17.  FINANCIAL INSTRUMENTS

     The financial statements include only primary financial instruments.

     The fair value of short-term financial assets and liabilities is equivalent to their carrying amount given that they will mature shortly.

         ART | ANNUAL REPORT 2003 | Eight months ended December 31, 2003

Notes to Consolidated Financial Statements
(In U.S. dollars)

18.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The amounts reported in the financial statements of the Company, prepared under Canadian GAAP, conform in all material respects to the amounts that would have been reported if the financial statements had been prepared under U.S. GAAP except for the following:

     Reconciliation of consolidated statements of loss and comprehensive loss

                                                             Eight-month         Twelve-month        Twelve-month
                                                          fiscal year ended   fiscal year ended   fiscal year ended
                                                          December 31, 2003    April 30, 2003       April 30, 2002
-------------------------------------------------------------------------------------------------------------------
Net loss under Canadian and U.S. GAAP                        $5,832,025          $6,546,604          $10,881,500
Change in cumulative translation adjustments account(a)        (768,167)           (630,301)             429,266
-------------------------------------------------------------------------------------------------------------------
Comprehensive loss under U.S. GAAP                           $5,063,858          $5,916,303          $11,310,766
===================================================================================================================

     Differences in reported amounts on consolidated balance sheets

                                                                          Canadian GAAP   Adjustments     U.S. GAAP
--------------------------------------------------------------------------------------------------------------------
December 31, 2003
   Capital stock, stock purchase warrants and contributed surplus(b)(c)    $67,888,890    $(6,959,591)  $ 60,929,299
   Deficit(b)(c)                                                           (56,753,062)     7,300,392    (49,452,670)
   Cumulative translation adjustments(c)                                       276,564       (340,801)       (64,237)

April 30, 2003
   Capital stock, stock purchase warrants and contributed surplus(b)(c)    $56,265,536    $(5,599,588)  $ 50,665,948
   Deficit(b)(c)                                                           (49,561,034)     5,940,389    (43,620,645)
   Cumulative translation adjustments(c)                                      (491,603)      (340,801)      (832,404)

April 30, 2002
   Capital stock, stock purchase warrants and contributed surplus(b)(c)    $48,045,060    $(4,894,378)  $ 43,150,682
   Deficit(b)(c)                                                           (42,309,220)     5,235,179    (37,074,041)
   Cumulative translation adjustments(c)                                    (1,121,904)      (340,801)    (1,462,705)
--------------------------------------------------------------------------------------------------------------------

     (a)  Comprehensive income

          Under U.S. GAAP, Statement of Financial Accounting Standard SFAS No. 130, Reporting Comprehensive Income, requires that changes during the fiscal year in the cumulative translation adjustments account are to be included in the computation of comprehensive income (loss).

     (b)  Share and share purchase warrant issue expenses

          U.S. GAAP require that share and share purchase warrant issue expenses of $1,360,003 for the eight-month fiscal year ended December 31, 2003 ($705,210 and $1,022,662 for the twelve-month fiscal year ended April 30, 2003, and 2002, respectively), be recorded as a reduction of proceeds of issuance instead of a charge to the deficit account as done under Canadian GAAP.

     (c)  Reporting currency

          The Company adopted the U.S. dollar as its reporting currency effective May 1, 1999. Under U.S. GAAP, the translation of the Company's prior fiscal years' financial statements must be carried out using the current rate method, applied on a retroactive basis.

     Other information

     Prior year information comparable to the transition period:

                                              Eight-month      Eight-month period       Eight-month
                                           fiscal year ended   ended December 31,   ended December 31,
                                           December 31, 2003    2002 (unaudited)     2001 (unaudited)
------------------------------------------------------------------------------------------------------
Operating loss                                 $5,563,477         $ 5,148,797           $7,159,949
Loss from continuing operations                 5,832,025           4,194,265            6,728,088
Loss (gain) from discontinued operations               --          (2,521,018)           1,084,770
Net loss                                        5,832,025           1,673,247            7,812,858
------------------------------------------------------------------------------------------------------

     Classification of "other expenses"

     Under U.S. GAAP, the item "other expenses" must be classified as an operating expense.

         ART | ANNUAL REPORT 2003 | Eight months ended December 31, 2003

Notes to Consolidated Financial Statements
(In U.S. dollars)

18.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

     Accounting for stock-based compensation

     As of May 1, 2003, the Company has chosen to measure compensation costs related to awards of stock options using the fair value based method of accounting as required by U.S. GAAP. The fair value of options granted for the fiscal years ended December 31, 2003, April 30, 2003, and April 30, 2002, was estimated using the Black & Scholes option-pricing model, taking into account an expected life of 4.5 years for December 31, 2003, and seven years for April 30, 2003 and 2002. Other assumptions used for purposes of valuation include expected volatility of 70% for December 31, 2003 (70% for April 30, 2003 and 60% for April 30, 2002), the weighted average risk-free interest rate of 3.84% for December 31, 2003 (4.72% for April 30, 2003, and 4.98% for April 30, 2002), and 0% dividend policy. A compensation expense is recorded over the vesting periods.

          If the fair value method of accounting had been applied, the Company's net loss and net loss per share for the fiscal years ended December 31, 2003, April 30, 2003, and April 30, 2002, would have been, on a pro forma basis:

                                                         Eight-month         Twelve-month        Twelve-month
                                                      fiscal year ended   fiscal year ended   fiscal year ended
                                                      December 31, 2003     April 30, 2003      April 30, 2003
---------------------------------------------------------------------------------------------------------------
Net loss as reported                                     $5,832,025          $6,546,604          $10,881,500
Less: compensation expense recognized in the
   consolidated statement of operations and deficit         (18,206)                 --                   --
Plus: total compensation expense under the
   fair value based method                                  185,028             270,121            1,168,132
---------------------------------------------------------------------------------------------------------------
Pro forma net loss                                       $5,998,847          $6,816,725          $12,049,632
===============================================================================================================
Basic and diluted net loss per share as reported         $    (0.20)         $    (0.28)         $     (0.54)
Basic and diluted net loss per share, pro forma          $    (0.20)         $    (0.29)         $     (0.60)

     The weighted average fair value of options granted for the eight-month fiscal year ended December 31, 2003 was $1.36 ($0.92 and $1.55 for the twelve-month fiscal years ended April 30, 2003 and 2002, respectively).

     Accounting changes

     Guarantor's Accounting and Disclosure Requirements for Guarantees

     During the eight-month fiscal year ended December 31, 2003, the Company adopted FASB Interpretation ("FIN") 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others: An Interpretation of FASB Statements Nos. 5, 57 and 107 and Rescission of FASB No. 34. FIN 45 requires guarantors to recognize a liability at the inception of the guarantee and record it at its fair value. Required disclosures for guarantees include the nature of the guarantee, the maximum potential undiscounted amount of future payments the guarantor could be required to make under the guarantee and the current carrying amount of the liability, if any, for the guarantor's obligations under the guarantee. Guarantees contemplated by the disclosure requirements of FIN 45 include product warranties, provisions in a business combination to pay contingent consideration and guarantees issued between related parties.

          The Company estimates its warranty costs at the time of revenue recognition, based on historical warranty claims experience, and records the expense in "cost of sales". The warranty accrual balance is reviewed quarterly to establish that it materially reflects the remaining obligation, based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from estimates.

          The change in the Company's accrued warranty obligations was as follows:

--------------------------------------------------------------------------------
2003 warranty provision and accrued warranty obligations
   at December 31, 2003                                                  $14,877
================================================================================

     Consolidation of Variable Interest Entities

     In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest
     Entities: An Interpretation of ARB No. 151. Variable interest entities are required to be consolidated by their primary beneficiary. The primary beneficiary is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected returns, or both. The FASB issued staff positions in July, October and December 2003 to give further implementation guidance. There are no material variable interest entities which will be required to be consolidated under the provisions of FIN 46.

         ART | ANNUAL REPORT 2003 | Eight months ended December 31, 2003

Notes to Consolidated Financial Statements
(In U.S. dollars)

18.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

     Accounting for Certain Financial Instruments

     The FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, on May 15, 2003. Namely, SFAS No. 150 changes the classification in the balance sheet of certain common financial instruments, such as mandatory redeemable preferred and common shares, from equity presentation to liabilities and require an issuer of those financial instruments to recognize changes in fair value or redemption amount, as applicable, in earnings. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and at the beginning of the first interim period beginning after July 1, 2003 for financial instruments issued before June 30, 2003. The adoption of SFAS No. 150 did not have a material impact on the consolidated financial statements.

19.  SUBSEQUENT EVENTS

     On March 2, 2004, the Company signed an underwriting agreement with a syndicate of underwriters. Simultaneously, the Company filed a final prospectus with securities regulatory authorities in each of the provinces of Canada for the offering of 7,500,000 common shares of the Company at an issue price of CA$2.00 per share, for a total of CA$15,000,000. The underwriters also have an option, exercisable within 30 days of the closing date, to purchase up to a maximum of 1,125,000 additionnal common shares at the same issue price of CA$2.00 per share. The closing of the offering took place on March 10, 2004 at which date the Company received total proceeds of approximately $10,500,000 (CA$13,650,000) net of the underwriters' fee and other related expenses amounting to approximately $1,000,000 (CA$1,350,000) which were not tax affected and were recorded as a charge to the deficit account.

Corporate Information

BOARD OF DIRECTORS

Benoit La Salle (1)
(Chairman of the Board)
President & CEO
Semafo Inc.

Micheline Bouchard
(President & CEO)

Raymond Cyr (1) (2)
Chairman of the Board
Polyvalor Inc.

Jacques Courville (1)
Former Vice President
Medical Research
Merck Frosst Canada

Serge Huot (2)
Former President & CEO
of the Company
Former Vice President and
Executive Officer
General Electric Company
(GE Medical Systems)

Monique Lefebvre (2)
Director of corporations

(1) Member of the Corporate
    Governance, Human Resources
    and Compensation Committee

(2) Member of the Audit and
    Environment Committee

SCIENTIFIC ADVISORY BOARD

Dr. Samuel Achilefu, PhD
Associate Professor of Radiology
Washington University School
of Medicine

Dr. Irving J. Bigio, PhD
Professor
Boston University

Dr. David Boas, PhD
Assistant Professor
Harvard Medical School
Assistant Physicist
Massachussets General Hospital

Dr. Britton Chance, PhD, ScD
(Cantab.), MD (Hon.)
Professor Emeritus
University of Pennsylvania

Dr. Amir H. Gandjbakhche, PhD
Chief, Unit Biomedical
Stochastic Physics
National Institutes of Health

Dr. Toby Gilsig, PhD
(Chairman of the Scientific
Advisory Board)
President
JED International

Dr. Daniel B. Kopans, MD
Professor, Harvard Medical School
Director and Radiologist
Breast Imaging Division
Massachusetts General Hospital

Dr. Joseph Lakowicz, PhD
Professor and Director
Center for Fluorescence
Spectroscopy
University of Maryland, Baltimore
and University of Maryland
Biotechnology Institute

Dr. Martin Yaffe, PhD
Professor, Sunnybrook &
Women's College
Health Sciences Centre

BUSINESS ADVISORY COUNCIL

Pierre Dutheil
Corporate Advisor

Dr. Ronald Lane Goode
Chairman, President & CEO
eXegenics Inc.

Brian Levitt
Co-Chair
Osler, Hoskin & Harcourt, LLP

Colin Mallet
Former President
Sandoz Canada Inc.

Dr. Jean Marsac
Chairman of the Board
H2i Human Health Investments

Gerard Taillon
Senior Vice President
and Managing Director
BMO Nesbitt Burns Inc.

William Webb
Former President & CEO
Trex Medical Corp.

EXECUTIVE OFFICERS

Micheline Bouchard
President & Chief
Executive Officer

Warren Baker
Chief Operating Officer

Jacques Bedard
Chief Financial Officer

Pierre Couture
Vice President, Sales & Marketing

Sebastien Gignac
Corporate Secretary and
General Counsel

Joe Kozikowski
Chief Medical Officer

CORPORATE HEADQUARTERS AND OFFICES

Headquarters
2300 Alfred-Nobel Blvd.
Montreal, Quebec H4S 2A4
Canada
Tel: (514) 832-0777
Fax: (514) 832-0778
www.art.ca

Office
5897 St-Francois Road
Montreal, Quebec H4S 1B6
Canada

LEGAL COUNSEL

Osler, Hoskin & Harcourt, LLP
1000 de La Gauchetiere Street
West, Suite 2100
Montreal, Quebec H3B 4W5
Canada

AUDITORS

Raymond Chabot Grant Thornton
General Partnership
600 de La Gauchetiere Street
West, Suite 1900
Montreal, Quebec H3B 4L8
Canada

TRANSFER AGENT

National Bank Trust
1100 University Street
Suite 900
Montreal, Quebec H3B 2G7
Canada

COMMON STOCK

The Common Shares of ART
Advanced Research Technologies Inc.
are listed on the Toronto Stock
Exchange (TSX) under the
symbol "ARA"

ANNUAL MEETING

May 13, 2004
Hotel Omni Mont-Royal
Montreal, Quebec
Canada

          Additional copies of this annual report are available from:
                          The Secretary of the Company,
            2300 Alfred-Nobel Blvd., Montreal, Quebec, Canada H4S 2A4

            Si vous preferez recevoir ce rapport annuel en francais,
             veuillez vous adresser au Secretaire de la Societe, au
           2300, boul. Alfred-Nobel, Montreal (Quebec) Canada H4S 2A4

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                     ART Advanced Research Technologies Inc.